

WILLBROS

Willbros Group, Inc. Annual Report

2001



Willbros Group, Inc. is a leading international engineering and construction firm serving the oil, gas and power industries, providing engineering, construction and oil field-related specialty services worldwide to industry and government entities. Tracing its roots to 1908, Willbros has served more than 400 industry and government customers in 55 countries, and is listed on the New York Stock Exchange under the symbol WG.

Engineering, Procurement and Construction (EPC) Services Include:

- Project Management
- Engineering
- Procurement of Material and Equipment
- Construction
- Start-up and Commissioning

Engineering Services Include:

- Project Management/Program Management
- Feasibility Studies/Conceptual Design
- Preliminary and Detailed Design
- Material and Equipment Procurement
- Field Services
- Construction Management

Construction Services Include:

- Onshore, Marsh and Offshore Pipelines
- Gathering Systems
- Flow Stations
- Pump Stations
- Gas Compressor Stations
- Gas Processing Facilities
- Oil and Gas Production Facilities
- Piers
- Dock Facilities and Bridges

Specialty Services Include:

- Dredging
- Pipe Coating
- Pipe Double Jointing
- Flowline Removal and Installation
- Pile and Platform Installation
- Pipeline, Station and Facility Maintenance and Repair
- Pipeline Rehabilitation
- General Oilfield Services
- Crane Services
- Oilfield Equipment, Rig and Vessel Transportation
- Facility Operations/Maintenance



Table of Contents

Dear Shareholders, Clients & Employees:

A year ago, we began this letter by stating how important the year 2000 was for Willbros to better position the Company to be competitive and profitable in an improving marketplace.

We are pleased to report that our turnaround is on schedule and the Company's financial performance in 2001 was very much improved when compared to the previous three years. We executed our contracts more efficiently, carried out our business plan and generally performed much better.

Our 2001 results provide evidence that the changes effected over the past few years were strategically and tactically correct. A new record $408 million backlog and robust sales position us for potential earnings growth in the years ahead. We have reevaluated every aspect of the Company. The actions taken as a product of this review have resulted in improvements on the revenue and cost sides of the ledger. Cost control initiatives undertaken in past years have proven beneficial to the Company, resulting in substantial savings which will continue to bolster the bottom line. Growth is still paramount, and we have experienced organic growth in both our engineering and construction businesses. We also completed the acquisition of MSI Energy Services Inc., which gives us a good position, and a platform from which to grow, in the Canadian market in the oil sands area of northern Alberta.

Willbros has experienced significant growth in revenue. Since 1999, revenue more than doubled to $390 million in 2001. More importantly, net income of $19.1 million is the highest posted since our 1996 Initial Public Offering.

It is important to recognize that the Company's financial and operational profile has changed significantly during the past five years, and, we believe, for the better. In 1996, 56 percent of the Company's revenue came from West Africa and Asia. In 2001 the mix favored North America, with over 50 percent coming from that market. With the MSI acquisition in Canada, we expect this balance to be similar for 2002. This shift is the result of the successful integration of Rogers & Phillips into the Willbros organization and the continued strong performance of Willbros Engineers.

Our services mix has also changed. Construction accounts for about 55 percent of revenue versus 21 percent in 1996. The shift away from Specialty Services, from 49 percent of revenue in 1996 to 15 percent in 2001, has reduced our contract margins somewhat, but the increase in Construction activities gives us more assured backlog. We are confident that Specialty Services work will remain a significant contributor to our business. Engineering continues to be about one third of our revenue. Equally important, it generates significant opportunities for additional construction services with its successful Engineering, Procurement and Construction (EPC) initiative that provides Willbros with unique in-house, seamless capabilities.

With successful implementation over the past year of our reorganization and relocation to Houston, our strategy is unchanged. We are focused on growth, efficient execution and tight cost control. A cornerstone of our strategy and a key success factor for us has been the maintenance of a strong balance sheet. On February 21, 2002, we filed with the Securities and Exchange Commission to sell 3.2 million shares of common stock. The completion of this stock offering will enable us to pay off our credit facility, substantially increase shareholders' equity and be positioned to take advantage of the market opportunities we see before us.

The importance of controlling costs cannot be overemphasized. Over the last three years management has implemented significant cost saving initiatives that have amounted to over $5 million and, going forward, will result in annual savings of approximately $2 million. Even as we anticipate higher revenues for 2002, our General and Administrative costs are at their lowest level since 1995 as a percentage of revenue. These Management actions, coupled with strong market fundamentals, will position us well throughout 2002 and into 2003. The prominence of natural gas as a distinct primary fuel in the energy markets, new attention to the problem of aging infrastructure worldwide, and the shift in locale of hydrocarbon production are all favorable indications for the years ahead for our Company.

In May 2001, Warren Williams was named Chief Financial Officer, succeeding Melvin Spreitzer who subsequently retired from the Company at the end of the year. Mel's 28 years of diligent, professional and competent services as CFO, senior executive and Director were important to our Company's success and development. We appreciate Mel's contributions, and we wish him well in his retirement. We can also appreciate the smooth, well organized hand over of the CFO duties to Warren, who will continue to manage Willbros' financial affairs in a professional and conservative manner.

As I retire from my position of Chief Executive Officer in May 2002, I'm particularly gratified to leave the Company in excellent condition and in very capable hands. My 25 years with Willbros (22 as CEO) have been enjoyable, satisfying, challenging and very rarely dull. During my tenure we have transformed Willbros into a leading global EPC company, and continued the good reputation of Willbros throughout the world, enhancing our title as "The Pipeliners." I want to take this opportunity to thank my many colleagues (present and past) for all they did to make my tenure as CEO a success. I am pleased to turn the reins over to Mike Curran, a recognized industry leader. With his proven capabilities and our strong leadership team in place, Willbros will be able to capitalize on the momentum we have generated and continue to create value for our shareholders.

Respectfully,

Larry J. Bump
Chairman of the Board, Chief Executive Officer
Willbros Group, Inc.



Dear Fellow Shareholders:

When Larry Bump and I addressed you a year ago, we cited the actions taken to return the Company to a position of profitability. As Larry has reported, our results for the year 2001 confirm that our strategy was correct. Our management group, operating out of Houston, has been closer to our customers and our projects, thereby enabling us to focus on those factors critical to our success. In continuing with this strategy, we believe the results for 2002 will continue to show improvement in most aspects of the Company's performance.

Our record backlog requires that we focus our attention on the large array of project work underway. To that end, we bolstered the executive operations staff, naming John Allcorn (40) as Executive Vice President over worldwide operations. To his team we added, as Sr. Vice President, Ken Tillery (43), who has extensive international credentials from his years managing the Company's operations in West Africa. Ken will be responsible for all operations outside of North America. The experience of Vice Presidents Brad Sitton (38) and Steve Hicks (46) will add depth and flexibility to the management and oversight of project execution. Jim Beasley (59) will continue to lead Willbros Engineers as it successfully celebrates its 20th anniversary as part of Willbros, and will also provide his experience at the corporate level. This team couples significant industry experience and the hands-on management necessary to efficiently manage our diversified project portfolio. In addition to the quality of our leadership, new systems and reporting disciplines will allow us to manage and control our business even more efficiently than in the past.

Our mix of work will continue to include our specialty services business, but the shift to engineering and construction will give us more assured backlog and less dependency on the lucrative but volatile specialty services work. While our excellent global reputation positions us to be considered for a multitude of opportunities, we have purposely targeted those promising regions where our competitive advantage is clear and quantifiable, and where new projects are expected to generate higher risk adjusted returns.

Our focus on extending our capabilities in selected markets resulted in our acquisition of MSI Energy Services Inc., adding a presence and potential for accelerated growth in Canada. In West Africa, we have added capability in our offshore West Africa operations with the purchase of the WB82 work/derrick barge. This acquisition, coupled with our increasing resume of successful marine engineering and construction projects, adds diversity and depth to the scope of services we offer in the region. In the United States, our Rogers & Phillips, Inc. acquisition continues to give additional momentum to the Company's EPC initiative. Engineering has also experienced significant growth primarily due to its exceptional reputation and successful implementation of the EPC strategy.

The past year has been fruitful and this year and next hold great promise for the Company. We have a strong management team, a viable strategy, and our backlog gives us flexibility and earnings visibility through 2002 and into 2003. In closing, I would like to say I am proud of the accomplishments of the Company over the past year and am pleased to be given the opportunity to lead Willbros to continued success.

Respectfully,

Michael F. Curran

Vice Chairman of the Board, President, Chief Operating Officer
Willbros Group, Inc.





FINANCIAL HIGHLIGHTS

(Dollar amount in thousands, except per share data)

	2001	2000	1999	1998	1997
Year Ended December 31:					
Contract revenue	$ 390,134	$ 314,290	$ 176,564	$ 281,618	$ 251,877
Operating income (loss)	34,156	(5,305)	(17,795)	3,323	21,388
Net income (loss)	19,080	(15,592)	(20,018)	(4,362)	14,116
Earnings (loss) per share:					
Basic	1.32	(1.11)	(1.54)	(.30)	.97
Diluted	1.27	(1.11)	(1.54)	(.30)	.96
Capital expenditures, excluding acquisitions	28,818	15,351	12,245	36,112	47,272
At December 31:					
Working capital	46,222	32,079	25,801	13,495	39,563
Total assets	224,135	176,125	153,153	159,939	201,202
Stockholders' equity	96,557	71,746	80,427	106,934	118,986
Backlog (at period end)	407,553	373,947	253,080	286,473	135,797

FORWARD-LOOKING STATEMENTS

This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Annual Report which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), oil, gas and power prices, demand for our services, the amount and nature of future investments by foreign and domestic governments, expansion and other development trends of the oil, gas and power industries, business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from the Company's expectations including the timely award of one or more projects; cancellation of projects; inclement weather; project cost overruns and unforeseen schedule delays; failing to realize cost recoveries from projects completed or in progress within a reasonable period after completion of the relevant project; identifying and acquiring suitable acquisition targets on reasonable terms; obtaining adequate financing; the demand for energy diminishing; curtailment of capital expenditures in the oil, gas and power industries; political circumstances impeding the progress of work; downturns in general economic, market or business conditions in our target markets; changes in laws or regulations; the risk factors listed from time to time in the Company's filings with the Securities and Exchange Commission; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.


500
400
300
200
100
0
1997 1998 1999 2000 2001

million $ ANNUAL REVENUE


500
400
300
200
100
0
1997 1998 1999 2000 2001

million $ BACKLOG


50
40
30
20
10
0
1997 1998 1999 2000 2001

million $ EBITDA*


25
20
15
10
5
0
1997 1998 1999 2000 2001

% EBITDA* AS A PERCENT OF REVENUE


25
20
15
10
5
0
1997 1998 1999 2000 2001

% G & A EXPENSE AS A PERCENT OF REVENUE

* *see definition of EBITDA, note (3), page 14.*



Building for the Future

In 2001, Willbros began to realize the objectives it focused on in 2000. Most aspects of the business improved. The hard work and excellence in execution by the strengthened management team rewarded us with:

- return to profitability
- continued success in expansion of our engineering, procurement and construction (EPC) business in North America
- another complementary acquisition
- another year-end record high backlog, and
- lower operating costs

This refocus on the key aspects of the business not only has had short-term benefits for us, but also becomes the foundation to take the business to the next level. The effect of this new momentum is very positive as we build on our success and gain impetus for the future.

Financial Performance is Brighter

Our business generated $390.1 million in revenue for 2001. Compared with the 2000 revenue of $314.3 million we realized a 24 percent increase in revenue. Net income increased even more dramatically, from a loss of $15.6 million in 2000 to earnings of $19.1 million in 2001, a positive change of $34.7 million. Earnings of $19.1 million ($1.27 per fully diluted share) are the highest recorded by us since our initial public offering in 1996.

Designed Cost Reductions Yield Positive Results

Broad-reaching fiscal and administrative initiatives, begun in 1999, brought about a significant 2001 reduction in G&A expenses as a percent of revenue, bolstering our bottom line at year-end. While our 2001 revenue was increasing by 24 percent, the G&A expenses were decreasing from 9.6 percent of revenue to 7.7 percent.

In 2001 we continued initiatives begun in previous years. We evaluated our retiree medical benefits plan and a defined benefit pension plan and determined that neither was improving our competitive position in attracting and retaining employees. Further analysis indicated that in future years both plans would be extremely expensive to maintain. Consequently, the decision was made to terminate these plans. In the case of the retiree medical benefits, a non-cash non-taxable gain of $6.0 million was realized and a non-cash non-taxable gain of $3.2 million resulted from the termination of the defined benefit pension plan. Importantly, the costs associated with monitoring these plans were anticipated to grow year over year, and their absence in future years should improve our competitive position and translate into improved bottom line performance. We continue to offer other benefit programs, including medical, dental and life insurance plans and a 401(k) plan, which are competitive in the industry and attractive to current and potential employees.

Record Backlog is Fuel for Future Growth

Consistent with the focus on execution, our sales, marketing and bidding skills have been sharpened over the past several years. We began 2001 with a record backlog number and twice improved on it. We quickly moved from $373.9 million at January 1, 2001 to $390.1 million at the end of March and finally ended the year with our third record backlog in twelve months, $407.6 million. This is quality backlog with customers who recognize the value Willbros brings to their projects. This new record number gives us revenue and earnings visibility through 2002 and into 2003. Perhaps even more importantly it allows us to be flexible with respect to new work opportunities. The larger percentage of engineering and construction work under contract gives us more assured earnings visibility since it is an inherently more stable revenue source than specialty services work.

Management Team Built to Meet the Requirements of a Reshaped Business

The year 2001 brought announcements of some changes in our executive, operating and financial management teams. Chairman


GULFSTREAM
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1(800)440-84

and Chief Executive Officer Larry Bump will retire in May 2002, after 25 years with Willbros (22 as CEO), handing over the CEO position to 40-year industry veteran Mike Curran. Mr. Bump will remain on the Board as non-executive Chairman to make his experience and expertise available. Mr. Curran will add the duties of CEO to his current responsibilities as President and Chief Operating Officer.

Similarly, Warren Williams assumed the position of Chief Financial Officer in May of 2001. Mr. Williams, with both industry and public accounting experience, joined the Company in 2000 as Vice President, Finance and Accounting. He has worked closely with retiring CFO Mel Spreitzer on all the finance and accounting initiatives and is well prepared for his new role with the Company.



The Operations Team, from left to right:
Warren Williams, John Allcorn, Jim Beasley and Ken Tillery

With record contract backlog to manage, the operations team has been expanded to continue and improve on the excellent operational results achieved in 2001. Senior Vice President John Allcorn was promoted to Executive Vice President and will manage operations utilizing his hands-on approach. Mr. Allcorn will be assisted by Ken Tillery and Jim Beasley, who have been promoted to Senior Vice Presidents. Mr. Tillery, whose international skills were honed as manager of our West Africa operations, will focus on our international activities with Vice President Brad Sitton managing projects in countries where we have project activities, but no permanent presence. Vice President Steve Hicks will support work country activities where we have a permanent and continuous presence, such as Canada, Nigeria, the United States, Venezuela and Oman. Mr. Beasley, also President of Willbros Engineers, Inc., will continue to manage that company's extensive engineering operations and contract backlog and also provide his expertise to the operations management team.

The New Profile of Willbros

Since our Initial Public Offering (IPO) in 1996, we have mitigated some of the risks inherent in an international lump sum construction business by diversifying geographically. Geographical diversification was accompanied by a shift in the mix of services. Since 1996, when our business was heavily dependent on one country in West Africa and had a significant element of call-out type specialty services revenue, we have successfully diversified our mix of services and locations to include both a higher component and more EPC services in North America. Recognizing our capability to provide EPC services and the value associated with sole-source provision of project services, our customers have embraced this turnkey approach. As a result, our backlog of work is now spread evenly between North America and the rest of the world, lowering our risk profile. While this may mean we accept lower margins in some markets, the trade-off is greater revenue growth, which also helps to spread the risk by virtue of more project activities. In 2001, more than one-half of our revenue was derived from projects in the United States and North America. This contrasts with 1996 when West Africa and Asia were responsible for more than 50 percent of Willbros' revenue. Similarly, the percentage of contribution among Construction, Engineering and Specialty Services has shifted. In 1996, we derived almost one-half of our revenue from Specialty Services. Just five years later that percentage is now 15 percent. During 2001, our engineering and construction lines accounted for over 80 percent of our revenue. This shift to the longer duration and more assured revenue stream gives greater earnings visibility and is a catalyst for overall growth.



Engineering Focuses on EPC

In December 2001, Willbros Engineers, Inc. (WEI) celebrated its 20th anniversary as part of the Willbros organization. WEI marked its milestone year with a tremendous performance, more than doubling its 2000 revenue by reaching $122 million in 2001. This growth was centered around its focus on turnkey projects involving engineering, procurement and construction components. In its 20-year history, the Engineering group has evolved from a small engineering firm to a globally recognized project management and EPC contractor. Its EPC focus, a long time contracting strategy on projects elsewhere in the world, has become a prime approach in the United States as U.S. operating companies continue to reduce staff and outsource project management. The January 2000 addition of Rogers & Phillips, Inc. (RPI) as a qualified construction contractor has moved this strategy to the forefront. The tandem was involved in several successful pipeline projects during the year for the natural gas, products and power segments of the energy industry. The EPC focus on projects also affords numerous benefits. The in-house procurement function allows us to more accurately manage our project costs and schedules. The WEI/RPI approach has developed a synergy that provides a more seamless approach to the execution of work and cost efficiencies that translate into savings for the client. EPC contracts also enable us to achieve better margins than might be possible under separate contracts. Our ability to perform integrated EPC projects, with our forces exclusively, continues to be a competitive advantage for us in all of our markets of focus. Willbros Engineers' success in winning four of six Build, Own and Operate (BOO) contracts for the U.S. Defense Energy Support Center is an example of the benefit of our EPC experience. Since its acquisition in 1981, WEI has performed 18 EPC contracts, 13 of those in the past five years.



Pipe gang welding in Cameroon

Current WEI Projects Include:

Explorer Pipeline Mainline Expansion Project – This EPC project, in excess of $100 million, was awarded to Willbros Engineers in late 2001. The project scope includes project management, engineering, procurement and construction services for the expansion of Explorer Pipeline Company's 1,400 mile products pipeline system to increase throughput by over 47 million barrels annually. The project includes 12 grassroots pump stations, modifications at 12 existing pump stations, an additional 500,000-barrel storage facility and modifications at two other terminals. Work began in late 2001 and is scheduled to be completed in December 2002.

Blue Atlantic Project – El Paso Energy named Willbros Engineers to lead the project team for their Blue Atlantic Pipeline Project. WEI will provide project management and engineering services in conjunction with the joint venture team. This proposed offshore pipeline will consist of approximately 750 miles of 36-inch natural gas pipeline to transport up to one billion standard cubic feet per day from Nova Scotia to markets in eastern Canada and the northeastern region of the United States. Preliminary engineering studies are anticipated to be completed in early 2003.

Gulfstream Pipeline System – Willbros Engineers is providing engineering and field services for this $1.5 billion natural gas pipeline, which originates in the Mobile Bay area of Alabama and crosses the Gulf of Mexico to the west coast of Florida where it continues onshore to serve existing and proposed natural gas-fueled power generation plants in central and southern Florida. The approximately 750-mile system is planned to be expanded as



market conditions in Florida warrant, and the first phase is ongoing and currently scheduled to be completed in 2002.

Gaining Recognition Offshore

Notably, Willbros Engineers has added marine engineering to its list of world-class credentials. The involvement in both the Gulfstream system and the Blue Atlantic project gives us the experience and confidence to compete for many marine project management and engineering assignments worldwide. In addition, Willbros has significant construction experience with swamp and marine projects, and operates over 20 large river and marine vessels in two hemispheres. In 2001, we purchased another offshore barge, the WB82, a combination work/derrick barge, with accommodations for up to 131 personnel. The WB82 complements our other major offshore vessels in West Africa, the combination derrick/pipelay barge, Willbros 318, and the EROS support vessel. The marine construction components in West Africa and Venezuela give us the capability to accept contracts on projects ranging from inland waters to offshore depths of 200 feet. Our marine engineering capability can be coupled with this construction capability to provide seamless EPC services and maximize local content in the event our customers choose that form of contract. The recently completed Nembe Creek project in the Niger Delta region has enhanced our reputation for handling the logistics and challenges of major marine EPC projects.

Construction Services Expand Geographically

Entering 2001, we had construction services work under contract valued at $290 million, and completed the year with $215 million in construction revenue. The contribution to revenue by Rogers & Phillips, our U.S. construction subsidiary, was $86 million, an increase of 104 percent over 2000. The year 2002 begins with the momentum provided by a successful 2001 and over $200 million in construction backlog. Widely dispersed geographically, construction activity in 2002 will include the ongoing work in West Africa, North and South America, and good prospects in the Middle East and Australasia.

Current Projects Include:

Chad-Cameroon – This milestone project for ExxonMobil and partners, Petronas and ChevronTexaco, was awarded in September 2000 to a 50 percent owned joint venture, led by Willbros. Willbros Engineers completed the detailed engineering phase of the project in September 2001, and pipeline construction commenced in November. The project represents the largest pipeline project currently underway in sub-Saharan Africa and one of the largest ever undertaken by Willbros. It is a 1,070-km (665-mile), 30-inch diameter crude oil pipeline transporting export production from Chad's Doba basin to a terminal at Kribi on the coast of Cameroon. The project entailed massive logistics to mobilize equipment and set up remote operating bases on a short planning cycle. Scheduled completion is mid-2003.



Lowering-in pipe in Cameroon

Merchant Power Pipelines – Three 2001 projects coupled the capabilities of Willbros Engineers and Rogers & Phillips in EPC projects for the merchant power plant market. The Trans-Union Interstate Pipeline project was another successful turnkey project to design and construct a 68-km (42-mile), 30-inch pipeline from Claiborne Parish, Louisiana, to El Dorado, Arkansas, terminating at a newly constructed power facility. The Gila River Project, another EPC assignment, is a 30-km (19-mile), 30-inch natural gas line for Panda Energy and TECO



Power Services from existing pipelines to a proposed power plant in Gila Bend, Arizona. The project is planned to be completed in the second quarter of 2002. A third such award was made in September 2001 for an EPC contract to construct approximately 27 kms (17 miles) of dual water pipelines for a natural gas-fueled facility to be built by a subsidiary of Cogentrix near Columbus, Mississippi. Scheduled completion for this project is the third quarter of 2002. In February of 2002, we were selected for an international project to provide services for engineering, procurement and construction services for a natural gas pipeline for a power plant in the Dominican Republic.



Pipe strung along the Right of Way in Cameroon

Transierra Project (Bolivia) – In late 2001, our Willbros Transandina S.A. operating unit was selected to construct a 230-km (143-mile), 32 inch natural gas pipeline in Bolivia for the Transierra Consortium: Petrobras, TotalFinaElf and Andina. The proposed route links the San Alberto and San Antonio fields in Southern Bolivia with the origination point of the Bolivia-Brazil pipeline. The fast-track project, with considerable logistics and mobilization challenges, will commence with the preparation of worksites in February 2002 and the first field construction in March. The project is planned to be completed and flowing gas by December 2002.

Acquisition Positions Willbros for the Future

In October 2001, Willbros acquired MSI Energy Services Inc. (MSI), headquartered near Calgary, Canada. MSI provides specialty services and maintenance for oil sands and tailings slurry pipelines operated by producers in the oil sands area of northern Alberta. With over ten years of history in this market, MSI has developed strong relationships with its customers. The immediate potential in this market is to participate in the $37 billion of new projects announced for the next eight years. The contribution of MSI in 2001 was positive and their management team brings experience and capability in an active market with good long-term potential.

Willbros Adds to Ongoing Projects

Noted for accomplishing milestone projects, which by definition occur infrequently, we earn our reputation daily by performing many smaller capital projects, in all of our markets. Another indication of the current strength of the market for our services is the number of smaller projects added to contract backlog in the past year. Coupled with our revenue of $390 million in 2001, and the margins associated with the new bookings, we believe this is a very positive indication of the health of our markets and our business. Many of these projects are the result of our continuing presence in certain markets and the long-standing relationships we have fostered over time. Our strategy will continue to emphasize the capture of new work from these existing relationships and the development of new relationships in countries where we can extend our sphere of influence.

The Global Pipeline Market Appears Strong

The world's pipeline construction market indicators continue to demonstrate strong fundamentals for 2002 and beyond. In the *Oil&Gas Journal's* Worldwide Pipeline Construction forecast, often cited as a barometer for the industry, pipeline construction for 2002 and beyond is forecast to total 65,494 miles. This is an increase of



12,834 miles over the comparable study in 2001. The forecast includes 17,783 miles to be completed in 2002. While the brief recession in the United States may dampen these plans, forecasts by Lehman Brothers and others indicate strong E&P company capital spending in international markets.

Projects in other regions of the world are normally of longer duration and are generally larger than projects in North America. The longer planning cycle supports the view that such projects will be less affected by short-term weakness in commodity prices. Additional impetus for pipeline projects to proceed is their place in the project development cycle. Anticipated returns on massive investments in new production cannot be realized without the pipeline infrastructure to transport the oil or natural gas to markets. The large investments in field development make the decision to proceed with pipeline infrastructure more dependent upon total project life cycle economics and less dependent on current commodity prices.

The global growth in demand for natural gas is also a factor in the strong outlook. Until recently, many hydrocarbon exporting countries focused on developing their oil and liquids reserves. These countries flared their natural gas associated with liquids production and directed investment in drilling and production facilities toward liquids projects and away from natural gas projects. The emergence of natural gas as the environmental fuel of choice and the improvements in gas turbine technology have combined to make gas-fired turbine generation the choice for most new power projects. As a result, natural gas initiatives are underway worldwide to capture flared gas streams and develop natural gas reservoirs to provide clean, long-term energy supplies for power generation and industrial use. In exporting countries, these gas projects free up locally consumed liquids for export and any gas surpluses are being used to support local petrochemical or LNG developments. Any one of these scenarios calls for new pipeline infrastructure. Our markets of focus are shaped, to some extent, by these new gas opportunities which are evident in Saudi Arabia, Nigeria, the Southern Cone of South America, the North Slope of North America and the Pacific Rim.

Future Holds Promise

With the foundation established by our success in 2001, we look forward to the future with enthusiasm. Our record contract backlog position gives us assured revenue, with attractive margins, to bridge the current weakness in commodity prices and the concurrent downturn in the oil service cycle. We believe we are poised to benefit from a position of greater financial and operational strength. A talented and dedicated management team is in place to execute our business plan. The Company has a strong position in some key markets and has identified other key markets to penetrate on our own or with alliance partners. Our balance sheet is strong. We are growing and becoming a stronger competitor. With our growth, more opportunities are available to us. The year 2001 saw many changes in the global workplace. The balance of supply and demand in the energy markets shifted measurably. The political landscape changed dramatically the world over.



Willbros 318 Combination Derrick/Pipelay Barge

Uncertainty remains a constant in the energy markets. We believe Willbros has met these challenges head-on in 2001 with the result being greater shareholder value. We are confident that our organization can and will perform in a like manner in the years ahead.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(Dollar amount in thousands, except per share data)

	Year Ended December 31,				
	2001 (1)	2000 (2)	1999	1998	1997
Statement of Operations Data:					
Contract revenue	$ 390,134	$ 314,290	$ 176,564	$ 281,618	$ 251,877
Operating expenses:					
Contract cost	315,685	266,969	145,498	220,360	182,435
Termination of benefit plans	(9,204)	–	–	–	–
Depreciation and amortization	19,522	22,408	21,313	25,552	18,936
General and administrative	29,975	30,218	27,548	32,383	29,118
Operating income (loss)	34,156	(5,305)	(17,795)	3,323	21,388
Net interest income (expense)	(2,084)	(1,865)	587	(484)	304
Minority interest	(1,501)	(2,449)	(1,541)	(1,132)	(1,911)
Other income (expense)	(1,107)	(716)	2,031	(1,502)	58
Income (loss) before income taxes	29,464	(10,335)	(16,718)	205	19,839
Provision for income taxes	10,384	5,257	3,300	4,567	5,723
Net income (loss)	$ 19,080	$ (15,592)	$ (20,018)	$ (4,362)	$ 14,116
Net income (loss) per share:					
Basic	$ 1.32	$ (1.11)	$ (1.54)	$ (.30)	$ .97
Diluted	1.27	(1.11)	(1.54)	(.30)	.96
Cash Flow Data:					
Cash provided by (used in):					
Operating activities	$ 24,756	$ 3,040	$ (14,041)	$ 15,199	$ 45,788
Investing activities	(36,066)	(10,035)	4,866	(34,684)	(46,386)
Financing activities	18,373	10,442	8,641	(14,545)	19,747
Effect of exchange rate changes	287	686	93	(961)	(29)
Other Data:					
EBITDA (3)	$ 51,070	$ 13,938	$ 4,008	$ 26,241	$ 38,471
Capital expenditures, excluding acquisitions	28,818	15,351	12,245	36,112	47,272
Backlog (at period end) (4)	407,553	373,947	253,080	286,473	135,797
Number of employees (at period end) (5)	3,790	2,194	2,030	2,280	4,230
Cash dividends per common share	–	–	–	–	–
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 19,289	$ 11,939	$ 7,806	$ 8,247	$ 43,238
Working capital	46,222	32,079	25,801	13,495	39,563
Total assets	224,135	176,125	153,153	159,939	201,202
Total debt	39,284	26,298	15,981	758	8,574
Stockholders' equity	96,557	71,746	80,427	106,934	118,986

(1) The Company acquired MSI Energy Services Inc., a general contractor in Alberta, Canada, on October 12, 2001. Accordingly, its results of operations since that date are consolidated with the Company's results of operations. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations – General and the Company's Consolidated Financial Statements included elsewhere herein.

(2) The Company acquired Rogers & Phillips, Inc., a U.S. pipeline construction company, on January 24, 2000. Accordingly, its results of operations since that date are consolidated with the Company's results of operations. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations – General and the Company's Consolidated Financial Statements included elsewhere herein.

(3) EBITDA represents earnings before net interest, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the respective period, nor has it been presented as an alternative to operating income as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. See the Company's Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements included elsewhere in this Annual Report. EBITDA is included in this Annual Report because it is one of the measures through which the Company assesses its financial performance. EBITDA as presented may not be comparable to other similarly titled measures reported by other companies.

(4) Backlog is anticipated contract revenue from contracts for which award is either in hand or reasonably assured.

(5) Includes joint ventures in 2001.

The following discussion should be read in conjunction with the consolidated financial statements for the years ended December 31, 2001, 2000, and 1999, included in this Annual Report.

GENERAL

We derive our revenue from providing construction, engineering and specialty services to the oil, gas and power industries and government entities worldwide. We obtain contracts for our work primarily by competitive bidding or through negotiations with long-standing or prospective clients. Bidding activity, backlog and revenue resulting from the award of contracts to us may vary significantly from period to period. Contracts have durations from a few weeks to several months or in some cases more than a year.

Operations outside the United States may be subject to certain risks which ordinarily would not exist in the United States, including foreign currency restrictions, extreme exchange rate fluctuations, expropriation of assets, civil uprising and riots, availability of personnel and government audit. In 1999, local protesters looted and vandalized our facility near Port Harcourt, Nigeria, and interfered with our operations and progress on some ongoing projects. The Nigerian government intervened and restored order in the area. In 2000 there were periodic interruptions on some projects. We have successfully operated in Nigeria for the past 39 years with very favorable relationships with the local communities, and believe that we can continue to operate in the area. We have been active in South America since 1939. Venezuela is the largest oil producer in South America and has redirected its energy initiative to include development of its significant natural gas reserves. This new initiative should translate into more demand for our natural gas pipeline capabilities. However, the Venezuelan economy is highly inflationary and the government has introduced a new hydrocarbon law, which is viewed by both international and national petroleum industry leaders as unfriendly to future investment in this sector. The outcome of negotiations between the government and private industry to revise the law is uncertain, and significant new foreign investment is unlikely until the negotiations are complete.

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION: PERCENTAGE-OF-COMPLETION METHOD – A number of factors relating to our business affect the recognition of contract revenue. Revenue from fixed-price construction and engineering contracts is recognized on the percentage-of-completion method. Under this method, estimated contract income and resulting revenue is generally accrued based on costs incurred to date as a percentage of total estimated costs, taking into consideration physical completion. Total estimated costs, and thus contract income, are impacted by changes in productivity, scheduling, and the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, client needs, client delays in providing approvals, labor availability, governmental regulation and politics, may also affect the progress and estimated cost of a project's completion and thus the timing of income and revenue recognition. Generally, we do not recognize income on a fixed-price contract until the contract is approximately 5% to 10% complete, depending upon the nature of the contract. Costs which are considered to be reimbursable are excluded from the percentage-of-completion calculation. Accrued revenue pertaining to reimbursables is limited to the cost of the reimbursables. If a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is reasonably assured. Revenue from unit-price contracts is recognized as earned. We believe that our operating results should be evaluated over a relatively long time horizon during which major contracts are completed and change orders, extra work, variations in the scope of work and cost recoveries and other claims are negotiated and realized.

All U.S. government contracts and many of our other contracts provide for termination of the contract for the convenience of the client. In the event a contract would be terminated at the convenience of the client prior to completion, we will typically be compensated for progress up to the time of termination and any termination costs. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met as the result of circumstances that are within our control.

An example of a project involving many of the above factors is our project in Australia. The project in Australia was completed after July 1, 2000, the date on which liquidated damages were scheduled to commence under the contract. Due primarily to productivity and other labor issues, and anticipated liquidated damages, we recognized a contract loss of $14.5 million in 2000. However, during 2001, the client accepted claims for extension of the scheduled completion date, accepted other claims and requested additional services, resulting in contract amendments and the realization in 2001 of $4.2 million of contract income on the project.

INCOME TAXES – The determination of our tax provision is complex due to operations in several tax jurisdictions outside the United States which may be subject to certain risks which ordinarily would not be expected in the United States. Tax regimes in certain jurisdictions are subject to significant changes which may be applied on a retroactive basis. If this were to occur, our tax expense could be materially different than the amounts reported. Furthermore, in determining the valuation allowance related to deferred tax assets, we estimate taxable income into the future and determine the magnitude of deferred tax assets which are more likely than not to be realized. Future taxable income could be materially different than amounts estimated, in which case the valuation allowance would need to be adjusted.

JOINT VENTURE ACCOUNTING – From time to time, we seek one or more joint venture partners when a project requires local content, equipment, manpower or other resources beyond those we have available to complete work in a timely and efficient manner or when we wish to share risk on a particularly large project. We have investments, ranging from 10 percent to 50 percent, in joint ventures that operate in similar lines of business as ours. Investments consist of a 10 percent interest in a consortium for work in Venezuela, a 35 percent interest in a joint venture for work in Australia and a 50 percent interest in a joint venture for work in Africa. Interests in these unconsolidated ventures are accounted for under the equity-method in the consolidated balance sheets and on a proportionate consolidation basis in the consolidated statements of operations. This presentation is consistent with construction industry practice. Alternatively, if we were to account for these interests using the equity-method in the consolidated statement of operations, revenue and contract cost would be materially lower; however, net income would not change.

SIGNIFICANT BUSINESS DEVELOPMENTS

On January 24, 2000, we acquired Rogers & Phillips, Inc. ("RPI"), a closely held pipeline construction company in Houston, Texas with an experienced management team and a strong market position in the U.S. Gulf Coast area. Founded in 1992, RPI provides a full range of construction services for pipeline operating companies, including station and piping projects in congested urban areas and inside plants, as well as cross-country pipelines. The consideration included 1,035,000 shares of our common stock and approximately $1.7 million in cash and acquisition costs. The transaction was accounted for as a purchase. RPI contributed $85.9 million of revenue during 2001 and $39.4 million in 2000.

In September 2000, through a joint venture led by a subsidiary of ours, we were awarded a significant project, the scope of which includes the engineering, procurement and construction ("EPC") of a 665-mile (1,070-kilometer), 30-inch crude oil pipeline from the Doba Fields in Chad to an export terminal on the coast of Cameroon in Africa (the "Chad-Cameroon Pipeline Project"). Engineering and procurement activities began in late 2000. Pipeline construction began in November 2001 and is expected to be completed in 2003.

During 2000, our activities in Nigeria included work on two major EPC contracts for Shell: (a) the Nembe Creek gas gathering pipeline system, and (b) four concrete barge-mounted gas compressor facilities for Shell's Nembe Creek Associated Gas project (collectively, the "Nembe Creek Projects"). At the end of 2001, both projects were nearing completion.

During 2000, Willbros USA, Inc. relocated its administrative headquarters and some construction support services from Tulsa, Oklahoma, to Houston, Texas. The cost of the move, termination benefits, and office lease termination costs totaled approximately $4.5 million.

On October 12, 2001, we completed the purchase of MSI Energy Services Inc. ("MSI"), a Canadian general contractor whose common shares were listed on The Canadian Venture Exchange. MSI provides pipeline construction, pipeline integrity and maintenance services in addition to pipe storage and handling services, specialty metal fabrication services, pipeline equipment rentals and concrete construction products in the oil sands region of Northern Alberta, Canada. The aggregate purchase price, including transaction costs, was $8.3 million. In conjunction with the acquisition the Company sold 144,175 common shares from treasury for $1.9 million to certain MSI shareholders and the net cash paid of $6.4 million to purchase MSI was funded through borrowings under our principal credit agreement. The transaction was accounted for as a purchase. MSI contributed $3.3 million of revenue during 2001.

During 2001, our engineering group executed an alliance agreement with Explorer Pipeline Company to provide project management, engineering, procurement and construction services for their Mainline Expansion Project in Texas, Oklahoma, Missouri, Illinois, and Indiana (the "Explorer Pipeline Project"). This project includes construction of 12 grassroots pump stations, modifications at 12 existing pump stations, the addition of 500,000 barrels of storage at the Wood River, Illinois terminal and modifications at two other terminals. The project is scheduled for completion in 2002.

OTHER FINANCIAL MEASURES

We use EBITDA (earnings before net interest, income taxes, depreciation and amortization) as part of our overall assessment of financial performance by comparing EBITDA between accounting periods. We believe that EBITDA is used by the financial community as a method of measuring our performance and of evaluating the market value of companies considered to be in businesses similar to ours. EBITDA for the year 2001 was $51.1 million, up $37.2 million from $13.9 million for 2000.

We define anticipated contract revenue as backlog when the award of a contract is reasonably assured, generally upon the execution of a definitive agreement or contract. Anticipated revenue from post-contract award processes, including change orders, extra work, variations in the scope of work and the effect of escalation or currency fluctuation formulas, is not added to backlog until realization is reasonably assured. New contract awards totaled $423.8 million during the year ended December 31, 2001. Additions to backlog during the year were as follows: construction, $147.4 million; engineering, $219.9 million; and specialty services, $56.5 million. Backlog decreases by type of service as a result of services performed during the period were as follows: construction, $214.5 million; engineering, $120.3 million; and specialty services, $55.3 million. Backlog at the end of the year increased $33.7 million (9%) from the previous year end to $407.6 million and consisted of the following: (a) construction, $207.7 million, down $67.1 million (24%); (b) engineering, $154.6 million, up $99.6 million (181%); and (c) specialty services, $45.3 million, up $1.2 million (3%). Construction backlog consists primarily of the Chad-Cameroon Pipeline Project and construction projects in Offshore West Africa. Engineering backlog consists primarily of the Explorer Pipeline Project and other engineering and procurement projects in the United States. Specialty services backlog is largely attributable to a 16-year water injection contract awarded in 1998 to a consortium in which we have a 10 percent interest in Venezuela, contracts to build, own and operate four fueling facilities for the United States government, and service contracts in Oman and Canada.

RESULTS OF OPERATIONS

Our contract revenue and contract costs are primarily related to the timing and location of development projects in the oil, gas and power industries worldwide. Contract revenue and cost variations by country from year to year are the result of (a) entering and exiting work countries; (b) the execution of new contract awards; (c) the completion of contracts; and (d) the overall level of activity in our services.

Our ability to be successful in obtaining and executing contracts can be affected by the relative strength or weakness of the U.S. dollar compared to the currencies of our competitors, our clients and our work locations. We do not believe that our revenue or results of operations were adversely affected in this regard during the years ended December 31, 2001 or 2000.

FISCAL YEAR ENDED DECEMBER 31, 2001, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

CONTRACT REVENUE

Contract revenue increased $75.8 million (24%) to $390.1 million as a result of (a) increased engineering revenue of $61.6 million due to an increase in engineering and procurement services in the United States; and (b) increased construction revenue of $22.1 million due primarily to increased construction activity in the United States, Offshore West Africa and Cameroon partially offset by reduced activities on the Nembe Creek Projects in Nigeria as they neared completion in 2001 and the completion in the third quarter of 2000 of the construction contract in Australia. These increases in engineering and construction revenue were partially offset by a decrease of $7.9 million in specialty services revenue. Revenue in the United States increased $112.3 million (121%) due to an increase in engineering, procurement and construction services. Cameroon revenue increased $34.0 million as work on the Chad-Cameroon Pipeline Project moved from the engineering, procurement and mobilization phases into the construction phase in November 2001. Offshore West Africa revenue increased $26.3 million (149%) due to higher utilization of the combination barge "Willbros 318" as well as utilization of the derrick barge "WB82" acquired in 2001. Revenue in Oman increased $1.4 million (11%). Canada revenue, from the MSI acquisition on October 12, 2001, was $3.3 million. Nigeria revenue decreased $75.6 million (53%) due to reduced activity on the Nembe Creek Projects. Australia revenue decreased $16.7 million (81%) due to the construction contract that was completed in 2000, net of $4.0 million from contract amendments and settled claims during 2001. Revenue in Venezuela decreased $9.2 million (35%).

CONTRACT COSTS

Contract costs increased $48.7 million (18%) to $315.7 million due to an increase of $51.9 million in engineering services cost and an increase in construction services cost of $8.1 million, partially offset by a decrease of $11.3 million in specialty services cost. Variations in contract cost by country were closely related to the variations in contract revenue, with the exception of Australia. Contract costs in Australia decreased by $35.4 million or $18.7 million more than the decrease in revenue primarily as a result of a $14.5 million loss recognized during 2000, offset by $4.2 million of settled claims in 2001.

TERMINATION OF BENEFIT PLANS

During 2001 we terminated two employee benefit plans which resulted in one-time, non-taxable gains of $9.2 million. These plans were costly to maintain and had become ineffective in the recruitment and retention of an experienced and qualified workforce.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased $2.9 million to $19.5 million due primarily to the sale in 2000 of excess equipment in Venezuela, Indonesia, the United States and Oman, accelerated amortization of excess spare parts in Indonesia in 2000 and accelerated amortization of leasehold improvements of $0.8 million related to termination of our administrative office space in Tulsa, Oklahoma as a result of relocation of those offices to Houston, Texas.

GENERAL AND ADMINISTRATIVE

General and administrative expense, as a percentage of revenue, decreased to 7.7% in 2001 from 9.6% in 2000. On a dollar basis, general and administrative expenses decreased $0.2 million to $30.0 million in 2001. This reduction is the result of the non-recurrence of the $3.6 million in expenses that were incurred in 2000 that were associated with the relocation of the administrative office to Houston, Texas. This reduction was offset by increased general and administrative expenses in 2001 as expansion in staffing and support services were necessary to support the 24% increase in revenue during the year.

OPERATING INCOME

Operating income increased $39.4 million from an operating loss of $5.3 million in 2000 to operating income of $34.1 million in 2001. For the reasons described above, operating income increased in Australia by $19.4 million (from an operating loss of $15.4 million in 2000), the United States by $14.8 million, Offshore West Africa by $9.2 million and Cameroon by $5.0 million. Additionally, we recognized $9.2 million of gains related to the termination of certain employee benefit plans. These improvements were offset by reduced operating income in Nigeria and Venezuela totaling $18.7 million. All other areas combined accounted for an increase of $0.5 million.

NET INTEREST INCOME (EXPENSE)

Net interest income (expense) decreased $0.2 million to $2.1 million net interest expense due primarily to lower interest rates during the period offset by higher average debt levels.

MINORITY INTEREST

Minority interest expense decreased $0.9 million to $1.5 million due to a decrease in activity in Nigeria where minority interest partners were involved.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange loss decreased $1.0 million to $0.1 million primarily due to the write-off during 2000 of cumulative translation adjustments associated with substantially reduced operations in Indonesia and other work countries.

OTHER INCOME (EXPENSE)

Other income (expense) decreased $1.4 million to $1.0 million expense primarily due a full year of amortization of debt issue cost and losses on equipment disposals.

PROVISION FOR INCOME TAXES

The provision for income taxes increased $5.1 million while pretax income increased $39.8 million. This is the result of increased taxes on higher taxable income in the United States offset by lower income taxes in Nigeria due to a decrease in taxable revenue in that country, an adjustment to the deferred tax assets valuation allowance in the United States by $2.3 million and settlement of $0.9 million of prior year taxes in Nigeria. The valuation allowance for deferred tax assets was reduced in each of 2000 and 2001 as a result of significant increases in revenue, earnings, contract awards, backlog and forecasted earnings for some of our U.S. entities. In addition, we had $9.2 million of non-taxable gains in 2001 associated with the termination of benefit plans. The provision for income taxes is impacted by income taxes in certain countries, primarily Nigeria, being based on deemed profit rather than taxable income and the fact that losses in one country cannot be used to offset taxable income in another country.

FISCAL YEAR ENDED DECEMBER 31, 2000, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

CONTRACT REVENUE

Contract revenue increased $137.7 million (78%) to $314.3 million due to (a) $124.6 million of increased construction revenue resulting primarily from new construction contracts in Nigeria, the United States and Offshore West Africa; and (b) an increase of $24.9 million in specialty services revenue, principally from operations in Nigeria, Oman and Venezuela; net of decreased engineering revenue of $11.8 million due to completion in early 2000 of the engineering portion of engineering, procurement and construction contracts in Nigeria. Nigeria revenue increased $67.1 million (88%) due to revenue from work performed on engineering, procurement and construction projects and increased specialty services work. Revenue in the United States increased $50.0 million (117%) primarily due to construction projects in Indiana, Illinois and Louisiana performed by RPI and increased engineering work. Offshore West Africa revenue increased $16.4 million due primarily to work performed on an engineering, procurement and construction project to install offshore pipelines and facilities. Oman revenue increased $4.9 million (61%) due to increased construction and service revenues. Venezuela revenue increased $2.6 million (11%) due to work performed on a water injection platform construction contract and several new service contracts. Australia revenue increased $1.9 million due to a construction contract started in the second half of 1999 and completed in July 2000. Indonesia revenue decreased $3.2 million (100%) and Ivory Coast revenue decreased $2.6 million (100%) due to the completion of work in 1999 on pipeline projects in those countries. Revenue in all other areas increased $0.6 million.

CONTRACT COSTS

Contract costs increased $121.5 million (84%) to $267.0 million due to an increase of $114.2 million in construction services cost, an increase of $15.8 million in specialty services costs and a decrease of $8.5 million in engineering services cost. Variations in contract costs by country were closely related to the variations in contract revenue, with the exception of Australia. Contract costs in Australia exceeded contract revenue by approximately $14.5 million.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $1.1 million to $22.4 million due to $0.8 million of accelerated amortization of leasehold improvements related to the Company's vacated office space in Tulsa, Oklahoma, and $0.9 million of increased amortization resulting from higher levels of spare parts purchases, offset by a reduction in depreciation expense as a result of the sale of excess equipment in Venezuela, Indonesia, the United States and Oman.

GENERAL AND ADMINISTRATIVE

General and administrative expense increased $2.6 million (9%) to $30.2 million. This increase included $3.0 million of general and administrative expense from RPI, which was acquired in January 2000, and $3.6 million in office relocation costs that were partially offset by a $4.0 million reduction in general and administrative expense as a result of personnel reductions and scaling back or eliminating activities.

OPERATING LOSS

Operating loss declined $12.5 million (70%) to an operating loss of $5.3 million. Increased operating income in Nigeria, Offshore West Africa, Oman, and the United States in the aggregate was $26.8 million. This improvement is primarily attributable to a 78 percent increase in revenue in 2000 over 1999. Offsetting the improvements in the above work countries was the increased operating loss in Australia of $14.3 million. This loss is primarily attributable to unanticipated labor difficulties and delays caused by weather and a subcontractor.

NET INTEREST INCOME (EXPENSE)

Net interest income decreased $2.5 million to $1.9 million net interest expense due to an increase in borrowings and higher interest rates during the period.

MINORITY INTEREST

Minority interest expense increased $0.9 million to $2.4 million due to an increase in activity in countries where minority interest partners were involved.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange loss increased $0.6 million to $1.1 million primarily due to the write-off of cumulative translation adjustments associated with substantially reduced operations in certain work countries.

OTHER INCOME (EXPENSE)

Other income decreased $2.1 million to $0.4 million primarily due to gains on disposals of equipment in 1999 exceeding gains on disposals of equipment in 2000.

PROVISION FOR INCOME TAXES

The provision for income taxes increased $2.0 million (61%) primarily due to the increase in taxable revenue in Nigeria, offset by a $1.2 million deferred tax benefit resulting from recognition in 2000 of a portion of the future tax benefit of operating loss carryforwards in the United States that were previously fully reserved through a valuation allowance against deferred tax assets. Although we had a loss before income taxes, a provision for income taxes was required due to income taxes in certain countries being based on deemed profit rather than taxable income and the fact that losses in one country cannot be used to offset taxable income in another country.

EFFECT OF INFLATION AND CHANGING PRICES

Our operations are affected by increases in prices, whether caused by inflation, government mandates or other economic factors, in the countries in which we operate. We attempt to recover anticipated increases in the cost of labor, fuel and materials through price escalation provisions in certain of our major contracts or by considering the estimated effect of such increases when bidding or pricing new work.

LIQUIDITY AND CAPITAL RESOURCES

Our primary requirements for capital are to acquire, upgrade and maintain equipment, provide working capital for current projects, finance the mobilization of employees and equipment to new projects, establish a presence in countries where we perceive growth opportunities and finance the possible acquisition of new businesses and equity investments. Historically, we have met these capital requirements primarily from operating cash flows, and more recently from borrowings under our credit facility.

Cash and cash equivalents increased $7.4 million (62%) to $19.3 million at December 31, 2001, from $11.9 million at December 31, 2000. The increase was due to cash flows of $24.8 million from operations, $18.4 million from financing activities resulting from net borrowings, issuance of treasury stock and the exercise of employee stock options and $0.3 million from the effect of exchange rate changes on cash and cash equivalents. These increases were offset by $36.1 million of investing activities primarily for the purchase of $28.8 million of equipment and spare parts and $7.4 million for the acquisition of MSI (net of cash acquired). Working capital increased $14.1 million during 2001 to $46.2 million at December 31, 2001. Our debt, net of cash balances, at December 31, 2001 was $20.0 million as compared to $14.4 million at December 31, 2000. Stockholders' equity increased $24.8 million to $96.6 million at December 31, 2001. As a result, our debt (net of cash) to equity ratio was basically unchanged from 20% at the end of 2000 to 21% at December 31, 2001.

CONTRACTUAL OBLIGATIONS

We have a $150 million credit agreement with a syndicated bank group, which was amended effective June 30, 2000. The credit agreement subjects the $100 million revolving portion of the credit facility to borrowing base requirements. The entire facility, less amounts used under the revolving portion of the facility, may be used for standby and commercial letters of credit. Borrowings are payable at termination on February 20, 2003. Interest is payable quarterly at a Base Rate plus a margin ranging from 0.75% to 2.25% or a Eurodollar Rate plus a margin ranging from 2.00% to 3.50%, depending upon our performance. A commitment fee on the unused portion of the credit agreement is payable quarterly ranging from 0.475% to 0.75%, depending upon our performance. The credit agreement is collateralized by substantially all of our assets, including stock of our principal subsidiaries. The credit agreement restricts the payment of cash dividends and requires us to maintain certain financial ratios, including among others, indebtedness to EBITDA, leverage, and interest coverage. The borrowing base is calculated using varying percentages of cash, accounts receivable, accrued revenue, contract cost and recognized income not yet billed, property, plant and equipment, and spare parts.

As of December 31, 2001, there was $39.0 million borrowed under the credit agreement at an average interest rate of 4.5% and $54.4 million of letters of credit outstanding, leaving $56.6 million available for a combination of borrowings and letters of credit.

At December 31, 2001, there were $0.1 million of notes payable issued by RPI to a bank, collateralized by vehicles and machinery, and payable in monthly installments of principal plus interest ranging from 6.7% to 9.0% per annum. The notes mature in 2002.

At December 31, 2001, MSI borrowed $0.1 million under a $1.5 million revolving credit facility with a bank. The credit facility is collateralized by a fabrication facility and some real estate and equipment. The facility matures in 2002.

In addition we have unsecured credit facilities with banks in certain countries outside the United States. Borrowings under these lines, in the form of short-term notes and overdrafts, are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities is approximately $9.3 million at December 31, 2001. There were no outstanding borrowings at December 31, 2001.

We have certain operating leases for office and camp facilities. Minimum lease commitments under operating leases as of December 31, 2001, totaled $4.5 million and are payable as follows: 2002, $1.3 million; 2003, $0.9 million; 2004, $0.8 million; 2005, $0.8 million; 2006, $0.6 million and later years, $0.1 million.

Based upon the above, our total cash obligations are payable as follows: 2002, $1.5 million; 2003, $39.9 million and later years, $2.3 million.

COMMERCIAL COMMITMENTS

From time to time we enter into commercial commitments, usually in the form of commercial and standby letters of credit, insurance bonds and financial guarantees. Contracts with our customers may require us to provide letters of credit or insurance bonds with regard to our performance of contracted services. In such cases, the commitments can be called upon in the event of our failure to perform contracted services. Likewise, contracts may allow us to issue letters of credit or insurance bonds in lieu of contract retention provisions, in which the client withholds a percentage of the contract value until project completion or expiration of a warranty period. Retention commitments can be called upon in the event of warranty or project completion issues, as prescribed in the contracts. In connection with the Chad-Cameroon Pipeline Project joint venture, we issued a letter of credit to an equipment leasing company equal to 50% of total lease payments, our share of the joint venture. The letter of credit reduces as lease payments are made and expires in October 2002. The commitment can be called upon as a result of failure to make lease payments.

In connection with our 10% interest in a joint venture in Venezuela, we issued a corporate guarantee equal to 10% of the joint venture's outstanding borrowings with two banks. The guarantee reduces as borrowings are repaid, and expires in March 2003. The commitment as of December 31, 2001 totals $3.8 million.

In 1997 we entered into lease agreements with a special-purpose leasing partnership for land and an office building for our engineering group in Tulsa, Oklahoma. The leases are treated for accounting purposes as operating leases. The initial terms of the leases were for five years with 30 one-year renewal options, and end in August 2002. At the end of the initial terms of the leases, we can extend the leases with the agreement of the lessor, purchase the leased assets for $5.5 million or terminate the leases and cause the assets to be sold. If the assets are sold, the cash proceeds from the sale in excess of $5.5 million will be paid to us by the landlord. In the event cash proceeds are less than $5.5 million, we will make up the shortfall up to a maximum of $4.7 million. Currently, we believe the fair market value of the property is equal to or greater than $5.5 million.

A summary of our off-balance sheet commercial commitments as of December 31, 2001 is as follows:

(Dollar amounts in millions)		Amount of Commitment Expiration Per Period	
	Total Commitment	Less Than 2 Years	Over 2 Years
Letters of Credit:			
Chad-Cameroon Pipeline Project – performance	$ 31.9	$ 31.9	$ –
Chad-Cameroon Pipeline Project – equipment lease	12.9	12.9	–
Other – performance and retention	9.6	9.6	–
Total letters of credit	54.4	54.4	–
Insurance Bonds – primarily performance related:			
Expiring	6.7	6.7	–
Non-expiring	2.5	–	2.5
Total insurance bonds	9.2	6.7	2.5
Corporate guarantee	3.8	3.8	–
Lease residual value guarantee	4.7	4.7	–
Total commercial commitments	$ 72.1	$ 69.6	$ 2.5

We do not anticipate any significant collection problems with our customers, including those in countries that may be experiencing economic and/or currency difficulties. Since our customers generally are major oil companies and government entities, and the terms for billing and collecting for work performed are generally established by contracts, we historically have a very low incidence of collectability problems.

We believe that cash flows from operations and borrowing capacity under existing credit facilities will be sufficient to finance working capital and capital expenditures for ongoing operations. We estimate capital expenditures for equipment and spare parts to be approximately $25.0 to $35.0 million in 2002. In analyzing our cash flow from operations, we believe that while there are numerous factors that could and will have an impact on our cash flow, both positively and negatively; there is not one or two events that should they occur could not be funded from our operations or borrowing capacity. For a list of events which could cause actual results to differ from our expectations and a discussion of risk factors that could impact cash flow, please refer to the section titled "Forward-Looking Statements" contained in this Annual Report.

During 1998 and 1999, we repurchased and held in treasury 2,175,371 shares of Common Stock for $16.1 million. We did not repurchase any shares in 2000 or 2001. In January 2000, 1,035,000 shares of treasury stock were issued in connection with the acquisition of RPI. In October 2001, 144,175 shares of treasury stock were issued in connection with the acquisition of MSI. As of December 31, 2001, a total of 996,196 shares remain in treasury stock at an average price of $7.43 per share.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires, among other things, that the purchase method of accounting be used for all business combinations after June 30, 2001. SFAS No. 142 requires, among other things, that goodwill and intangible assets with indefinite useful lives acquired after June 30, 2001 no longer be amortized, but instead be tested for impairment at least annually. Goodwill and intangible assets acquired before July 1, 2001 will continue to be amortized until adoption of SFAS No. 142.

We are required to fully adopt the provisions of SFAS No. 142 on January 1, 2002. Amortization expense related to goodwill was $38 thousand for the year ended December 31, 2000, and $47 thousand for the year ended December 31, 2001. We do not expect the adoption of SFAS No. 142 to have a material impact on the consolidated results of operations.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. We will adopt SFAS No. 143 effective January 1, 2003. The transition adjustment, if any, will be reported as a cumulative effect of a change in accounting principle. At this time, we cannot reasonably estimate the effect of the adoption of this statement on either our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 supersedes SFAS No. 121, *Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* but retains its fundamental provisions for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale. We are required to adopt SFAS No. 144 on January 1, 2002. The provisions of SFAS No. 144 generally are required to be applied prospectively. We do not expect the adoption of SFAS 144 to have a material impact on our financial position or results of operations.

FINANCIAL RISK MANAGEMENT

Our primary market risk is our exposure to changes in non-U.S. currency exchange rates. We attempt to negotiate contracts which provide for payment in U.S. dollars, but we may be required to take all or a portion of payment under a contract in another currency. To mitigate non-U.S. currency exchange risk, we seek to match anticipated non-U.S. currency revenue with expenses in the same currency whenever possible. To the extent we are unable to match non-U.S. currency revenue with expenses in the same currency, we may use forward contracts, options or other common hedging techniques in the same non-U.S. currencies. We had no forward contracts or options at December 31, 2001 and 2000.

The carrying amounts for cash and cash equivalents, accounts receivable, notes payable and accounts payable and accrued liabilities shown in the consolidated balance sheets approximate fair value at December 31, 2001 due to the generally short maturities of these items. We invest primarily in short-term dollar denominated bank deposits, and at December 31, 2001 did not have any investment in instruments with a maturity of more than a few days or in any equity securities. We have the ability and expect to hold our investments to maturity.

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. At December 31, 2001, $39.0 million of indebtedness was subject to variable interest rates. The weighted average effective interest rate on the variable rate debt for the twelve months ended December 31, 2001 was 7.6%. The detrimental effect of a hypothetical 100 basis point increase in interest rates would be to reduce income before income taxes by $0.3 million for the twelve-month period.


CAT

THE STOCKHOLDERS AND BOARD OF DIRECTORS
WILLBROS GROUP, INC.:

We have audited the accompanying consolidated balance sheets of Willbros Group, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willbros Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" in 2001.

KPMG LLP

Houston, Texas
February 5, 2002

WILLBROS GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 19,289	$ 11,939
Accounts receivable, net	94,604	66,663
Contract cost and recognized income not yet billed	17,006	22,765
Prepaid expenses	3,664	2,666
Total current assets	134,563	104,033
Spare parts, net	5,965	5,495
Property, plant and equipment, net	68,349	57,070
Other assets	15,258	9,527
Total assets	$ 224,135	$ 176,125
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 284	$ 217
Accounts payable and accrued liabilities	60,125	61,960
Accrued income taxes	7,871	4,952
Contract billings in excess of cost and recognized income	20,061	4,825
Total current liabilities	88,341	71,954
Long-term debt	39,000	26,081
Other liabilities	237	6,344
Total liabilities	127,578	104,379
Stockholders' equity:		
Class A preferred stock, par value $.01 per share, 1,000,000 shares authorized, none issued	–	–
Common stock, par value $.05 per share, 35,000,000 shares authorized and 15,728,191 shares issued at December 31, 2001 (15,206,495 at December 31, 2000)	786	760
Capital in excess of par value	72,915	68,373
Retained earnings	31,205	12,125
Treasury stock at cost, 996,196 shares at December 31, 2001 (1,140,371 shares at December 31, 2000)	(7,403)	(8,474)
Notes receivable for stock purchases	(8)	(43)
Accumulated other comprehensive income (loss)	(938)	(995)
Total stockholders' equity	96,557	71,746
Total liabilities and stockholders' equity	$ 224,135	$ 176,125

See accompanying notes to consolidated financial statements

WILLBROS GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,		
	2001	2000	1999
Contract revenue	$ 390,134	$ 314,290	$ 176,564
Operating expenses (income):			
Contract	315,685	266,969	145,498
Termination of benefit plans	(9,204)	–	–
Depreciation and amortization	19,522	22,408	21,313
General and administrative	29,975	30,218	27,548
	355,978	319,595	194,359
Operating income (loss)	34,156	(5,305)	(17,795)
Other income (expense):			
Interest income	377	677	801
Interest expense	(2,461)	(2,542)	(214)
Foreign exchange loss	(117)	(1,101)	(501)
Minority interest	(1,501)	(2,449)	(1,541)
Other - net	(990)	385	2,532
	(4,692)	(5,030)	1,077
Income (loss) before income taxes	29,464	(10,335)	(16,718)
Provision for income taxes	10,384	5,257	3,300
Net income (loss)	$ 19,080	$ (15,592)	$ (20,018)
Income (loss) per common share:			
Basic	$ 1.32	$ (1.11)	$ (1.54)
Diluted	$ 1.27	$ (1.11)	$ (1.54)
Weighted average number of common shares outstanding:			
Basic	14,442,035	14,017,857	13,029,665
Diluted	15,074,166	14,017,857	13,029,665

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share amounts)

	Common Stock Shares	Common Stock Par Value	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Notes Receivable For Stock Purchases	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, January 1, 1999	15,071,715	$ 753	$ 67,613	$ 49,914	$ (8,590)	$ (982)	$ (1,774)	$ 106,934
Comprehensive income (loss):								
Net loss	–	–	–	(20,018)	–	–	–	(20,018)
Foreign currency translation adjustments	–	–	–	–	–	–	93	93
Total comprehensive loss								(19,925)
Payment of notes receivable	–	–	–	–	–	675	–	675
Purchase of treasury stock	–	–	–	–	(7,574)	–	–	(7,574)
Issuance of common stock under employee benefit plan	51,238	3	311	–	–	–	–	314
Exercise of stock options	500	–	3	–	–	–	–	3
Balance, December 31, 1999	15,123,453	756	67,927	29,896	(16,164)	(307)	(1,681)	80,427
Comprehensive income (loss):								
Net loss	–	–	–	(15,592)	–	–	–	(15,592)
Foreign currency translation adjustments	–	–	–	–	–	–	686	686
Total comprehensive loss								(14,906)
Payment of notes receivable	–	–	–	–	–	264	–	264
Issuance of treasury stock	–	–	–	(2,179)	7,690	–	–	5,511
Issuance of common stock under employee benefit plan	42,542	2	241	–	–	–	–	243
Exercise of stock options	40,500	2	205	–	–	–	–	207
Balance, December 31, 2000	15,206,495	760	68,373	12,125	(8,474)	(43)	(995)	71,746
Comprehensive income (loss):								
Net income	–	–	–	19,080	–	–	–	19,080
Foreign currency translation adjustments	–	–	–	–	–	–	57	57
Total comprehensive income								19,137
Payment of notes receivable	–	–	–	–	–	35	–	35
Issuance of treasury stock	–	–	779	–	1,071	–	–	1,850
Issuance of common stock under employee benefit plan	25,446	1	305	–	–	–	–	306
Exercise of stock options	496,250	25	3,458	–	–	–	–	3,483
Balance, December 31, 2001	15,728,191	$ 786	$ 72,915	$ 31,205	$ (7,403)	$ (8)	$ (938)	$ 96,557

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 19,080	$ (15,592)	$ (20,018)
Reconciliation of net income (loss) to cash provided by (used in) operating activities:			
Termination of benefit plans	(9,204)	–	–
Depreciation and amortization	19,522	22,408	21,313
Loss (gain) on sales and retirements of property and equipment	402	(4)	(2,897)
Deferred income tax benefit	(1,466)	(1,193)	–
Changes in operating assets and liabilities:			
Accounts receivable	(25,333)	(11,900)	(10,551)
Contract cost and recognized income not yet billed	5,759	(9,305)	(5,060)
Prepaid expenses and other assets	(2,363)	73	(1,326)
Accounts payable and accrued liabilities	772	23,984	(98)
Accrued income taxes	2,351	(596)	(971)
Contract billings in excess of cost and recognized income	15,236	(4,414)	4,436
Other liabilities	–	(421)	1,131
Cash provided by (used in) operating activities	24,756	3,040	(14,041)
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(7,410)	(14)	–
Proceeds from sales of property and equipment	162	5,330	17,111
Purchase of property and equipment	(22,223)	(8,792)	(7,983)
Purchase of spare parts	(6,595)	(6,559)	(4,262)
Cash provided by (used in) investing activities	(36,066)	(10,035)	4,866
Cash flows from financing activities:			
Proceeds from long-term debt	75,000	55,000	15,500
Proceeds from notes payable to banks	1,674	979	481
Proceeds from common stock	3,789	450	317
Collection of notes receivable for stock purchases	35	264	675
Repayment of long-term debt	(62,000)	(44,791)	–
Repayment of notes payable to banks	(2,104)	(1,460)	(525)
Sale (purchase) of treasury stock	1,979	–	(7,574)
Repayment of notes payable to former shareholders	–	–	(233)
Cash provided by financing activities	18,373	10,442	8,641
Effect of exchange rate changes on cash and cash equivalents	287	686	93
Cash provided by (used in) all activities	7,350	4,133	(441)
Cash and cash equivalents, beginning of year	11,939	7,806	8,247
Cash and cash equivalents, end of year	$ 19,289	$ 11,939	$ 7,806

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY – Willbros Group, Inc. ("WGI"), a Republic of Panama corporation, and all of its majority-owned subsidiaries (the "Company") provide construction, engineering and specialty services to the oil, gas and power industries. The Company's principal markets are Africa, Asia, Australia, the Middle East, South America, Canada and the United States.

PRINCIPLES OF CONSOLIDATION – The consolidated financial statements of the Company include the accounts of WGI and all of its majority-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. The ownership interest of minority participants in subsidiaries that are not wholly owned (principally in Nigeria and Oman) is included in accounts payable and accrued liabilities and is not material. The minority participants' share of the net income of those subsidiaries is included in other expense. Interests in unconsolidated joint ventures are accounted for on the equity method in the consolidated balance sheets and on a proportionate consolidation basis in the consolidated statements of operations.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ significantly from those estimates.

RECLASSIFICATIONS – Certain reclassifications have been made to the 2000 balances in order to conform with the 2001 presentation.

ACCOUNTS RECEIVABLE – Accounts receivable include retainage, all due within one year, of $1,819 in 2001 and $858 in 2000 and are stated net of allowances for bad debts of $734 in 2001 and $508 in 2000. The provision (credit) for bad debts was $(290) in 2001, $(154) in 2000 and $573 in 1999.

SPARE PARTS – Spare parts (excluding expendables), stated net of accumulated depreciation of $10,882 in 2001 and $13,509 in 2000, are depreciated over three years on the straight-line method.

PROPERTY, PLANT AND EQUIPMENT – Depreciation is provided on the straight-line method using estimated lives as follows:

Construction equipment	4–6 years
Marine equipment	10 years
Transportation equipment	3–4 years
Buildings, furniture and equipment	3–20 years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. Normal repair and maintenance costs are charged to expense as incurred. Major overhaul costs are accrued in advance of actual overhaul activities and are allocated to contracts based on estimates of equipment condition. Significant renewals and betterments are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

GOODWILL – Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill acquired prior to July 1, 2001 is being amortized on a straight-line basis over twenty years, until adoption of the non-amortization of goodwill provision of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" in 2002. The Company adopted SFAS No. 141, "Business Combinations" and certain provisions of SFAS No. 142 as of July 1, 2001. Goodwill acquired after July 1, 2001 of $3,406 is not amortized, but instead is tested for impairment at least annually. At December 31, 2001, goodwill of $4,383, less accumulated amortization of $85, is included in other assets. Prior to January 1, 2002, the Company assessed the recoverability of goodwill using estimates of undiscounted future cash flows.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

REVENUE – Construction and engineering fixed-price contracts and cost plus, fixed-fee contracts are accounted for using the percentage-of-completion method. Under this method, estimated contract revenue is generally accrued based on the percentage the costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Revenue from unit-price contracts and from time and material contracts is recognized as earned. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is reasonably assured. Costs incurred for bidding and obtaining contracts are expensed as incurred.

INCOME TAXES – The Company accounts for income taxes by the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences of operating loss and tax credit carryforwards and temporary differences between the financial statement carrying values of assets and liabilities and their respective tax bases. The provision for income taxes is impacted by income taxes in certain countries, primarily Nigeria, being based on deemed profit rather than taxable income.

RETIREMENT PLANS AND BENEFITS – During 2001, the Company terminated its defined benefit retirement plans and postretirement medical benefits plan that provided retirement benefits to substantially all regular employees. Pension costs were funded in accordance with annual actuarial valuations. The Company recorded the cost of postretirement medical benefits, which were funded on the pay-as-you-go basis, over the employees' working lives. The Company has a voluntary defined contribution retirement plan that is qualified, and is contributory on the part of the employees.

COMMON STOCK OPTIONS – The Company measures stock-based compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and provides pro-forma disclosure as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". As such, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price.

FOREIGN CURRENCY TRANSLATION – All significant asset and liability accounts stated in currencies other than United States dollars are translated into United States dollars at current exchange rates for countries in which the local currency is the functional currency. Non-monetary assets and liabilities in highly inflationary economies are translated into United States dollars at historical exchange rates. Translation adjustments are accumulated in other comprehensive income (loss). Revenue and expense accounts are converted at prevailing rates throughout the year. Foreign currency transaction adjustments and translation adjustments in highly inflationary economies are recorded in income. During 2000, $854 was transferred from cumulative translation adjustments in stockholders' equity to foreign exchange loss due to the substantial reduction of operations in certain countries.

CONCENTRATION OF CREDIT RISK – The Company has a concentration of customers in the oil, gas and power industries which exposes the Company to a concentration of credit risks within an industry. The Company seeks to obtain advance and progress payments for contract work performed on major contracts. Receivables are generally not collateralized. The Company believes that its allowance for bad debts is adequate.

(In thousands, except share and per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

FAIR VALUE OF FINANCIAL INSTRUMENTS – The carrying value of financial instruments does not materially differ from fair value.

CASH FLOWS – In the determination of cash flows, all highly liquid investments with maturities of less than three months are considered to be cash equivalents. The Company paid interest of $2,858 in 2001, $2,216 in 2000 and $76 in 1999 and income taxes of $8,650 in 2001, $7,249 in 2000, and $3,474 in 1999.

EARNINGS (LOSS) PER SHARE – Basic earnings (loss) per share is calculated by dividing net income, less any preferred dividend requirements, by the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated by including the weighted-average number of all potentially dilutive common shares with the weighted-average number of common shares outstanding.

DERIVATIVE FINANCIAL INSTRUMENTS – The Company may use derivative financial instruments such as forward contracts, options or other financial instruments as hedges to mitigate non-U.S. currency exchange risk when the Company is unable to match non-U.S. currency revenue with expenses in the same currency. The Company had no derivative financial instruments as of December 31, 2001 or 2000.

2. ACQUISITIONS

On October 12, 2001, the Company successfully completed its tender offer for all outstanding shares of MSI Energy Services Inc. ("MSI"), a general contractor in Alberta, Canada. The acquisition establishes the Company's presence in Canada. The aggregate purchase price, including transaction costs, was $8,295. Concurrently, the Company sold to certain MSI shareholders 144,175 common shares of treasury stock with an assigned value of $1,850, the market price at the date the transaction was announced. The net cash of $6,445 paid to purchase MSI was funded through borrowings under the Company's principal credit agreement. The transaction was accounted for as a purchase.

On January 24, 2000, the Company acquired Rogers & Phillips, Inc. ("RPI"), a closely held United States pipeline construction company. The consideration included 1,035,000 shares of treasury stock valued at $5,511 and approximately $1,710 in cash and transaction costs. The transaction was accounted for as a purchase.

The fair value of the net assets acquired from these acquisitions was as follows:

	MSI	RPI
Current assets	$ 3,549	$ 6,615
Property, plant and equipment	3,318	3,523
Current liabilities	(1,080)	(3,044)
Deferred income taxes	(482)	(515)
Term debt	(416)	(335)
	4,889	6,244
Goodwill, included in other assets	3,406	977
	$ 8,295	$ 7,221

(In thousands, except share and per share amounts)

2. ACQUISITIONS *(CONTINUED)*

The unaudited pro forma results of operation for the MSI acquisition, had the acquisition occurred at January 1, 2000, would have been:

	Year Ended December 31,	
	2001	2000
Revenue	$ 397,202	$ 327,411
Net income (loss)	19,465	(14,825)
Income (loss) per common share:		
Basic	1.34	(1.05)
Diluted	1.28	(1.05)

The unaudited pro forma results of operations for the RPI acquisition, had the acquisition occurred at January 1, 1999, for revenue would have been $314,290 in 2000 and $198,179 in 1999. Pro forma results of net loss and net loss per share would not have been materially different from reported results.

3. CONTRACTS IN PROGRESS

Most contracts allow for progress billings to be made during the performance of the work. These billings may be made on a basis different from that used for recognizing revenue. Contracts in progress for which cost and recognized income exceed billings or billings exceed cost and recognized income consist of:

	December 31,	
	2001	2000
Costs incurred on contracts in progress	$ 310,926	$ 198,369
Recognized income	65,473	58,686
	376,399	257,055
Progress billings and advance payments	379,454	239,115
	$ (3,055)	$ 17,940
Contract cost and recognized income not yet billed	$ 17,006	$ 22,765
Contract billings in excess of cost and recognized income	(20,061)	(4,825)
	$ (3,055)	$ 17,940

During the year ended December 31, 2000, the costs to complete a project in Australia exceeded the cost to complete estimate at December 31, 1999 by $14,500. This resulted in a loss on the project in 2000 of the same amount.

(In thousands, except share and per share amounts)

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which are used to secure debt or are subject to lien, at cost, consist of:

	December 31,	
	2001	2000
Construction equipment	$ 49,201	$ 39,907
Marine equipment	51,154	46,874
Transportation equipment	20,795	17,324
Land, buildings, furniture and equipment	26,658	24,251
	147,808	128,356
Less accumulated depreciation and amortization	79,459	71,286
	$ 68,349	$ 57,070

5. JOINT VENTURES

The Company has investments, ranging from 10 percent to 50 percent, in joint ventures that operate in similar lines of business as the Company. Investments consist of a 10 percent interest in a consortium for work in Venezuela, a 35 percent interest in a joint venture for work in Australia and a 50 percent interest in a joint venture for work in Africa. Interests in these unconsolidated ventures are accounted for under the equity-method in the consolidated balance sheets and on a proportionate consolidation basis in the consolidated statements of operations.

The Company's proportionate share of revenue and contract cost included in the consolidated statements of operations from these ventures consist of:

	Year Ended December 31,		
	2001	2000	1999
Contract revenue	$ 42,483	$ 25,546	$ 21,633
Contract cost	31,637	39,913	22,164

The Company's investments in and advances to and from these ventures consist of:

	December 31,	
	2001	2000
Due from joint ventures, included in accounts receivable	$ 5,313	$ 662
Equity in and advances to joint ventures, included in other assets	7,686	4,434
Payable to joint ventures, included in accounts payable	–	1,845

(In thousands, except share and per share amounts)

5. JOINT VENTURES *(CONTINUED)*

Summarized balance sheet information for the significant joint venture in Africa (accounted for under the equity-method in the consolidated balance sheets) is as follows:

	December 31,	
	2001	2000
Current assets	$ 31,221	$ 12,406
Non-current assets	16,257	–
Total	$ 47,478	$ 12,406
Liabilities, current	$ 44,471	$ 12,406
Equity	3,007	–
Total	$ 47,478	$ 12,406

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	December 31,	
	2001	2000
Trade payables	$ 48,075	$ 45,736
Payrolls and payroll liabilities	9,914	12,894
Equipment reconditioning and overhaul reserves	2,136	3,330
	$ 60,125	$ 61,960

7. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt consist of the following:

	December 31,	
	2001	2000
$150,000 revolving credit agreement with a syndicated bank group	$ 39,000	$ 26,000
Revolving credit agreement for MSI	112	–
Notes payable issued by RPI to a bank	131	298
Other obligations	41	–
Total long-term debt	39,284	26,298
Less current portion	284	217
Long-term debt, less current portion	$ 39,000	$ 26,081

(In thousands, except share and per share amounts)

7. NOTES PAYABLE AND LONG-TERM DEBT *(CONTINUED)*

The Company and certain affiliated companies have a $150,000 credit agreement with a syndicated bank group that was amended effective June 30, 2000. The credit agreement subjects the $100,000 revolving portion of the credit facility to borrowing base requirements. The entire facility, less amounts used under the revolving portion of the facility, may be used for standby and commercial letters of credit. Borrowings are payable at termination on February 20, 2003. Interest is payable quarterly at a Base Rate plus a margin ranging from 0.75% to 2.25% or a Eurodollar Rate plus a margin ranging from 2.00% to 3.50%, depending on Company performance. A commitment fee on the unused portion of the credit agreement is payable quarterly ranging from 0.475% to 0.75%, depending on Company performance. The credit agreement is collateralized by substantially all of the Company's assets, including stock of the principal subsidiaries of the Company. The credit agreement restricts the payment of cash dividends and requires the Company to maintain certain financial ratios. The borrowing base is calculated using varying percentages of cash, accounts receivable, accrued revenue, contract cost and recognized income not yet billed, property, plant and equipment, and spare parts. Debt issue costs of $1,048, less accumulated amortization of $943, are included in other assets at December 31, 2001.

As of December 31, 2001, there was $39,000 borrowed under the credit agreement at an average interest rate of 4.5% and $54,375 of letters of credit outstanding leaving $56,625 available for a combination of borrowings and letters of credit.

At December 31, 2001, there was $131 of notes payable issued by RPI to a bank, collaterallized by vehicles and machinery, and payable in monthly installments of principal plus interest ranging from 6.7% to 9.0% per annum. The notes mature in 2002.

At December 31, 2001, MSI borrowed $112 under a $1,500 revolving credit facility with a bank and is collateralized by a fabrication facility and certain real estate and pieces of equipment. The facility matures in 2002.

The Company has unsecured credit facilities with banks in certain countries outside the United States. Borrowings in the form of short-term notes and overdrafts, are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities is approximately $9,289 at December 31, 2001. There were no outstanding borrowings at December 31, 2001 or 2000.

8. RETIREMENT BENEFITS

The Company had two defined benefit plans (pension plans) covering substantially all regular employees which were funded by employee and Company contributions. The Company's funding policy was to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974 in accordance with annual actuarial valuations. Benefits under the plans were determined by employee earnings and credited service. The Company had a post-retirement medical benefits plan that covered substantially all regular employees and was funded by Company and retiree contributions based on estimated cost. The defined benefit plans and the post-retirement medical benefit plan were terminated during 2001.

Plan assets of the pension plans consisted primarily of listed stocks and bonds. Pension plan assets totaling $35,985 were distributed to plan participants during the year. At December 31, 2001, assets totaling $494 remained in the pension plan, pending distribution to plan participants. The post-retirement medical benefit plan had no assets. Upon termination of these plans, all benefits ceased and the liabilities relating to the accrued cost of future benefits were reversed resulting in non-cash, non-taxable gains of $9,204, which are reflected as a reduction of operating expenses in the 2001 consolidated statements of operations.

(In thousands, except share and per share amounts)

8. RETIREMENT BENEFITS *(CONTINUED)*

Benefit expense for these plans included the following components:

	Pension Benefits			Postretirement Medical Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2001	2000	1999	2001	2000	1999
Service cost	$ 714	$ 1,084	$ 1,692	$ 56	$ 119	$ 157
Interest cost	2,260	2,347	2,244	215	365	274
Expected return on plan assets	(2,418)	(3,155)	(2,914)	–	–	–
Recognized net actuarial loss (gain)	(323)	(960)	(188)	(27)	(93)	(108)
Amortization of transition asset	(29)	(29)	(29)	–	–	–
Amortization of prior service cost	45	133	95	(12)	(22)	(22)
Curtailment	73	–	–	–	–	–
Amendments	(220)	170	–	–	–	–
	102	(410)	900	232	369	301
Settlement gain	(3,170)	–	–	(6,034)	–	–
	$ (3,068)	$ (410)	$ 900	$ (5,802)	$ 369	$ 301

The retirement benefit obligations were determined using a weighted-average discount rate 7.75 percent at December 31, 2000, and 8.0 percent at December 31, 1999. For pension benefits the rate of increase in future pay increases was 5.5 percent at December 31, 2000 and 1999, and assets were expected to have a long-term rate of return of 8.5 percent.The transition asset was being amortized over 15 years.

(In thousands, except share and per share amounts)

8. RETIREMENT BENEFITS *(CONTINUED)*

The following table sets forth the changes in benefit obligations and plan assets and the reconciliation of the funded status of the plans to the accrued benefit cost:

	Pension Benefits			Postretirement Medical Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2001	2000	1999	2001	2000	1999
Change in benefit obligations:						
Benefit obligations, beginning of year	$ 32,289	$ 30,107	$ 34,278	$ 5,540	$ 4,557	$ 4,057
Service cost	714	1,084	1,692	56	119	157
Interest cost	2,260	2,347	2,244	215	364	274
Plan participants' contribution	295	390	407	60	121	110
Amendments	326	170	–	–	–	–
Actuarial loss (gain)	595	92	(6,416)	–	778	243
Curtailment	–	–	–	(5,381)	–	–
Benefits paid	(35,985)	(1,901)	(2,098)	(490)	(399)	(284)
Benefit obligations, end of year	494	32,289	30,107	–	5,540	4,557
Change in plan assets:						
Plan assets at fair value, beginning of year	35,444	37,709	34,699	–	–	–
Actual return on plan assets	(858)	(754)	4,468	–	–	–
Employer contribution	1,598	–	–	430	278	174
Plan participants' contribution	295	390	407	60	121	110
Benefits paid	(35,985)	(1,901)	(1,865)	(490)	(399)	(284)
Plan assets at fair value, end of year	494	35,444	37,709	–	–	–
Reconciliation:						
Funded status, plan assets over (under) benefit obligations	–	3,155	7,602	–	(5,540)	(4,557)
Unrecognized net actuarial gain	–	(8,466)	(13,427)	–	(514)	(1,384)
Transition asset at January 1, 1987	–	(29)	(57)	–	–	–
Unrecognized prior service cost	–	844	976	–	(177)	(199)
Adjustment for minimum liability	–	–	–	–	–	–
Accrued benefit cost	$ –	$ (4,496)	$ (4,906)	$ –	$ (6,231)	$ (6,140)

The non-current portion of the postretirement medical benefit liability of $6,133 at December 31, 2000 is included in other liabilities.

The Company has a defined contribution plan that is funded by participating employee contributions and the Company. The Company matches employee contributions, up to a maximum of 4 percent of salary, as follows: 100 percent in the form of cash or 125 percent in the form of WGI common stock, as elected by the employee. Company contributions for this plan were $905 (including $306 of WGI common stock) in 2001, $616 (including $243 of WGI common stock) in 2000, and $636 (including $314 of WGI common stock) in 1999.

(In thousands, except share and per share amounts)

9. INCOME TAXES

The provision for income taxes represents income taxes arising as a result of operations, credits for revision of previous estimates of income taxes payable in a number of countries and a credit recognizing the tax benefit of a portion of the Company's tax losses carried forward. The Company is not subject to income tax in Panama on income earned outside of Panama. All income has been earned outside of Panama. The relationship between income (loss) before income taxes and the provision for income taxes is affected by the method of determining income taxes in the countries in which the Company operates. The effective consolidated tax rate differs from a statutory tax rate as taxable income and operating losses from different countries cannot be offset and tax rates and methods of determining taxes payable are different in each country.

Income (loss) before income taxes and the provision for income taxes in the consolidated statements of operations consist of:

	Year Ended December 31,		
	2001	2000	1999
Income (loss) before income taxes:			
Other countries	$ 8,935	$ (12,240)	$ (19,197)
United States	20,529	1,905	2,479
	$ 29,464	$ (10,335)	$ (16,718)
Provision for income taxes:			
Current provision:			
Other countries	$ 5,563	$ 5,818	$ 2,851
United States:			
Federal	4,991	365	190
State	1,296	267	259
	11,850	6,450	3,300
Deferred tax expense (benefit):			
United States	(1,497)	(1,193)	–
Canada	31	–	–
Total provision for income taxes	$ 10,384	$ 5,257	$ 3,300

The Company's provision for income taxes differed from the United States statutory federal income tax rate of 34% due to the following:

	Year Ended December 31,		
	2001	2000	1999
Tax at U.S. statutory rate	$ 10,018	$ (3,514)	$ (5,684)
Non-U.S. (income) loss taxed at other than U.S. rates	(3,038)	4,161	6,527
Non-U.S. income tax	5,563	5,818	2,851
State tax, net of federal benefit	855	176	171
Non-U.S. income taxed in U.S.	784	–	–
Other, net	973	(191)	(565)
Termination of benefit plans	(2,433)	–	–
Adjustment to valuation allowance	(2,338)	(1,193)	–
	$ 10,384	$ 5,257	$ 3,300

(In thousands, except share and per share amounts)

9. INCOME TAXES *(CONTINUED)*

The principal components of the Company's net deferred tax assets are:

	December 31, 2001	December 31, 2000
Deferred income tax assets:		
General business credit carryforwards	$ 425	$ 506
Self insured medical accrual	229	216
Post retirement medical benefits	–	1,169
Accrued pension benefits	–	1,594
Accrued vacation	354	362
Non-U.S. tax net operating loss carryforwards	12,724	10,746
U.S. tax net operating loss carryforwards	5,375	6,198
Other	52	76
	19,159	20,867
Valuation allowance	(16,033)	(19,192)
Deferred income tax assets, net of valuation allowance	3,126	1,675
Deferred income tax liabilities:		
Property and equipment	(1,458)	(997)
Net deferred income tax assets, included in other assets	$ 1,668	$ 678

The net deferred income tax assets (liabilities) by country is as follows:

	December 31, 2001	December 31, 2000
United States	$ 2,175	$ 678
Canada	(507)	–
Net deferred income tax assets	$ 1,668	$ 678

The Company has $15,809 in United States net operating loss carryforwards and $425 of United States investment tax credit carryforwards at December 31, 2001. The United States net operating loss carryforwards will expire, unless utilized, beginning in 2002 and ending December 31, 2012. The carryforwards available on an annual basis are limited. The Company has assessed its United States operations including past earnings history and projected future earnings, and the limitations and expiration dates of the U.S. net operating loss and investment tax credit carryforwards and other tax assets, and has determined that it is more likely than not that $2,175 of net deferred tax assets at December 31, 2001, will be realized.

At December 31, 2001, the Company has nonexpiring operating loss carryforwards in the United Kingdom of $27,845 (£19,072), and a net operating loss carryforward expiring over three years in Venezuela of $6,344 (Bolivars 4,808,744). The deferred tax assets applicable to these operating loss carryforwards at December 31, 2001 and 2000 are fully reserved by a valuation allowance.

In connection with the acquisitions of MSI in 2001 and RPI in 2000, the Company recorded $482 and $515, respectively, of deferred tax liabilities relating primarily to differences between the financial statement carrying values of the assets acquired and their tax bases.

(In thousands, except share and per share amounts)

10. STOCKHOLDER RIGHTS PLAN

On April 1, 1999, the Company adopted a Stockholder Rights Plan and declared a distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of the Company's common stock. The distribution was made on April 15, 1999 to stockholders of record on that date. The Rights expire on April 14, 2009.

The Rights are exercisable only if a person or group acquires 15 percent or more of the Company's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15 percent or more of the common stock. Each Right entitles stockholders to buy one one-thousandth of a share of a series of junior participating preferred stock at an exercise price of $30.00 per share.

If the Company is acquired in a merger or other business combination transaction after a person or group has acquired 15 percent or more of the Company's outstanding common stock, each Right entitles its holder to purchase, at the Right's then-current exercise price, a number of acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15 percent or more of the Company's outstanding common stock, each Right entitles its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice such price.

Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more of the Company's common stock, the Rights are redeemable for one-half cent per Right at the option of the Company's Board of Directors.

11. STOCK OWNERSHIP PLANS

During May 1996, the Company established the Willbros Group, Inc. 1996 Stock Plan (the "1996 Plan") with 1,125,000 shares of common stock authorized for issuance to provide for awards to key employees of the Company, and the Willbros Group, Inc. Director Stock Plan (the "Director Plan") with 125,000 shares of common stock authorized for issuance to provide for the grant of stock options to non-employee directors. The number of shares authorized for issuance under the 1996 Plan was increased to 3,125,000 by shareholder approval.

Options granted under the 1996 Plan vest over a three to four year period. Options granted under the Director Plan vest six months after the date of grant. At December 31, 2001, the 1996 Plan has 748,000 shares and the Director Plan has 65,000 shares available for grant. Certain provisions allow for accelerated vesting based on increases of share prices.

The per share weighted-average fair value of options granted was calculated using the Black Scholes option-pricing model, assuming the options have a life of three years, the weighted-average risk-free interest rate at the dates of grant was 3.91 percent in 2001 (6.45 percent in 2000 and 5.86 percent in 1999) and the weighted-average volatility was 61.03 percent in 2001 (59.14 percent in 2000 and 52.78 percent in 1999).

(In thousands, except share and per share amounts)

11. STOCK OWNERSHIP PLANS *(CONTINUED)*

The Company's stock option activity and related information consist of:

	Year Ended December 31,					
	2001		2000		1999	
	Shares	Weighted-Exercise Price	Shares	Weighted-Exercise Price	Shares	Weighted-Exercise Price
Outstanding, beginning of year	1,859,550	$ 7.62	1,479,550	$ 8.20	1,093,050	$ 9.37
Granted	559,500	13.54	651,500	5.70	416,000	5.28
Exercised	496,250	7.02	40,500	5.12	500	6.63
Forfeited	71,000	6.12	231,000	6.34	29,000	10.51
Outstanding, end of year	1,851,800	$ 9.64	1,859,550	$ 7.62	1,479,550	$ 8.20
Exercisable at end of year	975,500	$ 9.00	1,186,425	$ 8.42	904,800	$ 8.84

The weighted-average fair value of options granted during the year was $6.47 in 2001 ($2.56 in 2000, $2.17 in 1999). Exercise prices for options outstanding, weighted-average remaining life and weighted-average exercise price by ranges of exercise prices at December 31, 2001 are:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 5.06 – $ 6.94	832,500	7.9 Years	$ 5.84
$ 8.67 – $ 11.75	388,050	6.0 Years	9.21
$ 12.70 – $ 19.44	631,250	8.7 Years	14.91
$ 5.06 – $ 19.44	1,851,800	7. 8 Years	$ 9.64

The number of vested options and weighted-average exercise price by ranges of exercise prices at December 31, 2001 are:

Range of Exercise Prices	Vested Options	Weighted Average Exercise Price
$ 5.06 – $ 6.94	447,750	$ 6.02
$ 8.67 – $ 11.75	309,300	9.13
$ 12.70 – $ 19.44	218,500	14.91
$ 5.06 – $ 19.44	975,550	$ 9.00

(In thousands, except share and per share amounts)

11. STOCK OWNERSHIP PLANS *(CONTINUED)*

No compensation expense for the options granted under the 1996 Plan and the Director Plan has been recorded because the options exercise prices are equal to the fair value of the stock at the date of the grant. Had compensation expense for vested options been recorded, in accordance with the method provided in SFAS 123, the Company's net income (loss) would have been $18,268 in 2001 $(16,397) in 2000 and $(21,232) in 1999, and basic and diluted earnings (loss) per share would have been $1.26 and $1.21, respectively, in 2001, $(1.17) in 2000 and $(1.63) in 1999.

Under employee stock ownership plans established in 1992 and 1995, certain key employees were issued options to purchase common stock at a discount from fair value and were allowed to finance up to 90 percent of the option price with three-year non-interest bearing recourse notes.

12. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share are computed as follows:

	Year Ended December 31,		
	2001	2000	1999
Net income (loss) applicable to common shares	$ 19,080	$ (15,592)	$ (20,018)
Weighted average number of common shares outstanding for basic earnings per share	14,442,035	14,017,857	13,029,665
Weighted average number of dilutive potential common shares outstanding	632,131	–	–
Weighted average number of common shares outstanding for diluted earnings per share	15,074,166	14,017,857	13,029,665
Earnings (loss) per common share:			
Basic	$ 1.32	$ (1.11)	$ (1.54)
Diluted	$ 1.27	$ (1.11)	$ (1.54)

At December 31, 2001, there were 449,750 potential common shares (1,859,550 at December 31, 2000, and 1,479,550 at December 31, 1999) excluded from the computation of diluted earnings (loss) per share because of their anti-dilutive effect.

13. SEGMENT INFORMATION

The Company operates in a single operating segment providing construction, engineering and specialty services to the oil, gas and power industries. Due to a limited number of major projects and clients, the Company may at any one time have a substantial part of its operations dedicated to one project, client and country.

(In thousands, except share and per share amounts)

13. SEGMENT INFORMATION *(CONTINUED)*

Customers representing more than 10 percent of total contract revenue are as follows:

	Year Ended December 31,		
	2001	2000	1999
Customer A	18 %	– %	– %
Customer B	17	–	–
Customer C	14	44	36
Customer D	10	11	11
Customer E	10	–	–
	69 %	55 %	47 %

Information about the Company's operations in its significant work countries is shown below:

	Year Ended December 31,		
	2001	2000	1999
Contract revenue:			
United States (1)	$ 205,292	$ 92,998	$ 42,981
Nigeria	67,365	143,023	75,928
Offshore West Africa	44,027	17,727	1,282
Cameroon	34,808	806	–
Venezuela	16,968	26,111	23,501
Oman	14,303	12,908	8,026
Australia	4,037	20,687	18,774
Canada	3,334	–	–
Indonesia	–	–	3,205
Ivory Coast	–	–	2,567
Other	–	30	300
	$ 390,134	$ 314,290	$ 176,564
Long-lived assets:			
Nigeria	$ 21,305	$ 24,541	$ 24,158
United States	17,346	15,404	11,680
Offshore West Africa	11,399	7,411	8,100
Cameroon	9,709	–	–
Venezuela	6,640	9,699	14,724
Oman	4,464	4,298	4,665
Canada	3,258	–	–
Indonesia	–	–	3,929
Ivory Coast	–	57	2,953
Other	193	1,155	1,185
	$ 74,314	$ 62,565	$ 71,394

(1) Net of intercountry revenue of $59,284 in 2001, $6,481 in 2000 and $3,176 in 1999.

(In thousands, except share and per share amounts)

14. CONTINGENCIES, COMMITMENTS AND OTHER CIRCUMSTANCES

The Company provides construction, engineering and specialty services to the oil, gas and power industries. The Company's principal markets are currently Africa, the Middle East, South America, Canada and the United States. Operations outside the United States may be subject to certain risks which ordinarily would not be expected to exist in the United States, including foreign currency restrictions, extreme exchange rate fluctuations, expropriation of assets, civil uprisings and riots, war, terrorist acts, unanticipated taxes including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments, availability of suitable personnel and equipment, termination of existing contracts and leases, government instability and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. Management is not presently aware of any events of the type described in the countries in which it operates that have not been provided for in the accompanying consolidated financial statements.

Based upon the advice of local advisors in the various work countries concerning the interpretation of the laws, practices and customs of the countries in which it operates, management believes the Company has followed the current practices in those countries; however, because of the nature of these potential risks, there can be no assurance that the Company may not be adversely affected by them in the future. The Company insures substantially all of its equipment in countries outside the United States against certain political risks and terrorism.

The Company has the usual liability of contractors for the completion of contracts and the warranty of its work. Where work is performed through a joint venture, the Company also has possible liability for the contract completion and warranty responsibilities of its joint venturers. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying consolidated financial statements.

Certain postcontract completion audits and reviews are being conducted by clients and/or government entities. While there can be no assurance that claims will not be received as a result of such audits and reviews, management does not believe a legitimate basis for any material claims exists. At the present time it is not possible for management to estimate the likelihood of such claims being asserted or, if asserted, the amount or nature thereof.

In connection with the Company's 10% interest in a joint venture in Venezuela, the Company issued a corporate guarantee equal to 10% of the joint venture's outstanding borrowings with two banks. The guarantee reduces as borrowings are repaid, and expires in March 2003. The commitment as of December 31, 2001 totals approximately $3,800.

In 1997 the Company entered into lease agreements with a special-purpose leasing partnership for land and an office building for the engineering group in Tulsa, Oklahoma. The leases are treated for accounting purposes as operating leases. The initial terms of the leases were for five years with 30 one-year renewal options, and end in August 2002. At the end of the initial terms of the leases, the Company can extend the leases with the agreement of the lessor, purchase the leased assets for $5,500 or terminate the leases and cause the assets to be sold. If the assets are sold, the cash proceeds from the sale in excess of $5,500 will be paid to the Company by the landlord. In the event cash proceeds are less than $5,500, the Company will make up the shortfall up to a maximum of $4,700.

The Company has certain operating leases for office and camp facilities. Rental expense, excluding daily rentals and reimbursable rentals under cost plus contracts, was $2,596 in 2001, $3,166 in 2000, and $2,257 in 1999. Minimum lease commitments under operating leases as of December 31, 2001, totaled $4,479 and are payable as follows: 2002, $1,346; 2003, $862; 2004, $847; 2005, $787; 2006, $577 and later years, $60.

(In thousands, except share and per share amounts)

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial data for the years ended December 31, 2001 and 2000, is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (a)	Total
December 31, 2001:					
Contract revenue	$ 65,732	$ 78,839	$ 113,343	$ 132,220	$ 390,134
Operating income	3,345	8,320	8,574	13,917	34,156
Income before income taxes	2,496	7,399	6,908	12,661	29,464
Net income	780	7,093	2,642	8,565	19,080
Earnings per share:					
Basic	.06	.49	.18	.58	1.32
Diluted	.05	.47	.17	.56	1.27
December 31, 2000:					
Contract revenue	$ 78,773	$ 81,772	$ 74,934	$ 78,811	$ 314,290
Operating income (loss)	(4,389)	(263)	(3,738)	3,085	(5,305)
Income (loss) before income taxes	(4,623)	(1,270)	(3,782)	(660)	(10,335)
Net income (loss)	(5,914)	(4,344)	(5,742)	408	(15,592)
Earnings (loss) per share, basic and diluted	(.42)	(.31)	(.41)	.03	(1.11)

(a) Included in Fourth Quarter 2001 are non-taxable gains of $3,626 on termination of benefit plans.

The Company derives its revenue from contracts with durations from a few weeks to several months or in some cases, more than a year. Unit-price contracts provide relatively even quarterly results; however, major projects are usually fixed-price contracts that may result in uneven quarterly financial results due to the method by which revenue is recognized.

BOARD OF DIRECTORS

LARRY J. BUMP, 62

Chairman and Chief Executive Officer

Willbros Group, Inc. and Willbros USA, Inc.

Joined Willbros in 1977 as President and Chief Operating Officer. Mr. Bump was named Chief Executive Officer in 1980 and elected Chairman of the Board of Directors in 1981. His 42 year career includes significant U.S. and international pipeline construction management experience. Prior to joining Willbros, he managed major international projects in North Africa and the Middle East, and was Chief Executive Officer of a major international pipeline construction company. Mr. Bump served two terms as President of the International Pipeline & Offshore Contractors Association. He also serves as a Director of 3TEC Energy Corporation. (1)

MICHAEL F. CURRAN, 61

Vice Chairman, President and Chief Operating Officer

Willbros Group, Inc. and Willbros USA, Inc.

Joined Willbros in March 2000 as Vice Chairman of the Board of Directors, President and Chief Operating Officer. Mr. Curran served from 1972 to March 2000 as Chairman of the Board of Directors and Chief Executive Officer of Michael Curran & Associates, a mainline pipeline construction company in North America and West Africa, prior to joining Willbros. Mr. Curran has over 40 years of diversified experience in pipeline construction around the world, including 31 years as President and Chief Executive Officer of various domestic and international pipeline construction firms. Mr. Curran also served as President of the Pipe Line Contractors Association. (1)

RODNEY B. MITCHELL, 66

Director

Elected to the Board of Directors in July 2001. Mr. Mitchell has over 30 years of experience in the investment management business. He is President and Chief Executive Officer of The Mitchell Group, Inc., an investment advisory firm he founded in 1989. Previously, Mr. Mitchell formed in 1970 an investment advisory organization, Talassi Management Company, and served as President and Chief Executive Officer. (3) (4)

PETER A. LEIDEL, 45

Director

Elected to the Board of Directors in 1992. Since September 1997, Mr. Leidel has been a founder and partner in Yorktown Partners, L.L.C., an investment management company. From 1983 to September 1997, he was employed by Dillon, Read & Co., Inc., an investment banking firm, serving most recently as a Senior Vice President. He also serves as a Director of Cornell Companies, Inc. and Carbon Energy Corporation. (2)

MICHAEL J. PINK, 64

Director

Elected to the Board of Directors in 1996. Mr. Pink has been a consultant to oil and gas industry investors since January 1977. He served as First Vice President of Sidanco, a major Russian integrated oil company, from August 1997 to March 1998. From May 1994 through December 1996, Mr. Pink served as Group Managing Director of Enterprise Oil plc, an independent oil exploration and production company. Prior to that time, Mr. Pink was employed for 30 years with the Royal Dutch/Shell Group at various locations in Europe, the United States, Africa, and the Middle East. He also serves as a Director of ROXAR ASA, a Norwegian oil and gas technology company. (5)

JAMES B. TAYLOR, JR., 63

Director

Elected to the Board of Directors in February 1999. He served for 28 years with Occidental Petroleum Corporation in various worldwide exploration and operations management positions before retiring in 1996 as Executive Vice President. From 1996 to 1998, he was a Director and consultant for Arakis Energy, a Canadian public company with operations in North Africa and the Middle East. Mr. Taylor also co-founded Solana Petroleum in 1997 and served as Chairman of the Board of Directors until December, 2000. Mr. Taylor is currently a Director of TMBR Sharp Drilling, Inc. (2) (3) (4)

GUY E. WALDVOGEL, 65

Director

Elected to the Board of Directors in 1990. Mr. Waldvogel recently retired from Heerema Holding Construction, Inc., a major marine engineering, fabrication and installation contractor, where he had served as Director and Chief Financial Officer for more than five years. Previously he was Senior Executive Vice President of Societe Generale de Surveillance, a leading international cargo inspection firm. Mr. Waldvogel also serves as a Director for Bank Julius Baer and Julius Baer Holding, AG. (2) (3) (4)

JOHN H. WILLIAMS, 83

Director

Elected to the Board of Directors in 1996. Prior to his retirement at the end of 1978, Mr. Williams was Chairman of the Board and Chief Executive Officer of The Williams Companies, Inc. He also serves as a Director for Apco Argentina, Inc., Unit Corporation and Westwood Corp., and is an honorary member of the Board of Directors of The Williams Companies, Inc. (1) (3) (4) (5)

Numbers in Parenthesis Denote Committee Membership

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Stock Plan Committee
(5) Nominating Committee

CORPORATE DATA

ANNUAL STOCKHOLDERS' MEETING

The annual stockholders' meeting will be held at 9:00 a.m., local time, on Thursday, May 30, 2002, at the Marriott Panama Hotel, Calle 52 y Ricardo Arias, Panama City, Panama.

INVESTOR INFORMATION

A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) is available upon written request to: Investor Relations, c/o Willbros USA, Inc., 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027.

INVESTOR RELATIONS CONTACT

Michael W. Collier
(713) 403-8016
E-mail address: mike.collier@willbros.com

COMMON STOCK INFORMATION AND DIVIDEND POLICY

The Company's common stock trades on the New York Stock Exchange under the symbol WG. As of December 31, 2001, there were 101 stock holders of record. The table below sets forth the common stock trading price by quarter for 2000 and 2001. The Company does not presently pay a common stock dividend and presently intends to retain its earnings to fund the development and future growth of its business.

CORPORATE OFFICES

HEADQUARTERS OFFICE

Plaza 2000 Building
50th Street, 8th floor
Apartado 6307
Panama 5, Republic of Panama
011 (507) 213-0947

ADMINISTRATIVE OFFICE

Willbros USA, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027
(713) 403-8000
Internet address: http://www.willbros.com

STOCK TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, New Jersey 07660
Toll free: 1-800-635-9270
Internet address: http://www.mellon-investor.com

INDEPENDENT AUDITORS

KPMG LLP, Houston, Texas, U.S.A.

	2001		2000	
	High	Low	High	Low
First Quarter	$ 15.00	$ 6.19	$ 7.19	$ 4.12
Second Quarter	17.00	11.40	7.62	4.50
Third Quarter	14.05	10.25	8.06	5.12
Fourth Quarter	16.44	12.40	6.94	4.37

MANAGEMENT TEAM

CORPORATE OFFICERS AND EXECUTIVE MANAGEMENT

LARRY J. BUMP, 62
Director, Chairman of the Board and Chief Executive Officer
Willbros Group, Inc.

MICHAEL F. CURRAN, 61
Director, Vice Chairman of the Board, President and Chief Operating Officer
Willbros Group, Inc.

JOHN K. ALLCORN, 40
Executive Vice President
Willbros Group, Inc.

WARREN L. WILLIAMS, 46
Vice President, Treasurer and Chief Financial Officer
Willbros Group, Inc.

DENNIS G. BERRYHILL, 55
Secretary
Willbros Group, Inc.

JOHN N. HOVE, 54
General Counsel
Willbros Group, Inc.

OPERATIONAL MANAGEMENT

JAMES R. BEASLEY, 59
Senior Vice President
Willbros USA, Inc.
President
Willbros Engineers, Inc.

JAMES K. TILLERY, 43
Senior Vice President
Willbros International, Inc.

STEVEN B. HICKS, 46
Vice President
Willbros USA, Inc.

ALAN W. SIMPSON, 46
Vice President, Business Development
Willbros USA, Inc.

BRADLEY W. SITTON, 38
Vice President
Willbros International, Inc.

NORTH AMERICA

CURTIS E. SIMKIN, 46
Vice President, Project Management
Willbros Engineers, Inc.

DAVID E. HAIRSTON, 52
Vice President and Chief Engineer
Willbros Engineers, Inc.

LONNIE R. HAMILTON, 46
Vice President, Business Development
Willbros Engineers, Inc.

WILLIAM R. PHILLIPS, 52
Chairman
Rogers & Phillips, Inc.

ALAN G. OWENS, 46
President
Rogers & Phillips, Inc.

KEVIN L. CATER, 42
Vice President
Rogers & Phillips, Inc.

GARRY A. McIVOR, 57
President
MSI Energy Services Inc.

AFRICA

WARDEN W. HUGHES, 53
Divisional Manager
Willbros (Nigeria) Limited

JASON E. STEPH, 32
General Manager
Willbros (Nigeria) Limited

R. SCOTT GREGORY, 32
General Manager
Willbros Offshore (Nigeria) Limited

EUROPE

ARTHUR J. WEST, 58
Managing Director
Willbros (Overseas) Limited

MIDDLE EAST

LATIF A. RAZEK, 55
General Manager
The Oman Construction Company, LLC.

SOUTH AMERICA

J. B. BROWN, 40
Managing Director
Constructora CAMSA, C.A.

Willbros Group, Inc. Corporate Offices

Administrative Office

Willbros USA, Inc.

4400 Post Oak Parkway

Suite 1000

Houston, TX 77027

(713) 403-8000

www.willbros.com

Headquarters Office

Plaza 2000 Building

50th Street, 8th Floor

Apartado 6307

Panama 5,

Republic of Panama

011 (507) 213-0947